Exhibit 99.41

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

FOR THE THREE MONTHS ENDED MARCH 31, 2025

TABLE OF CONTENTS

1	HIGHLIGHTS AND RELEVANT UPDATES	4
2	CORE BUSINESS, STRATEGY AND OUTLOOK	13
3	REVIEW OF FINANCIAL RESULTS	14
4	REVIEW OF OPERATIONS AND MINE PERFORMANCE	17
5	CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES	26
6	MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	31
7	FINANCIAL CONDITION AND LIQUIDITY	35
8	ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES	39
9	CONTINGENCIES	40
10	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	40
11	NON-GAAP FINANCIAL PERFORMANCE MEASURES	42
12	CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	47

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition (“MD&A”), authorized for issuance by the Board of Directors of the Company on May 7, 2025, should be read in conjunction with Allied Gold Corporation’s (“Allied” or the “Company”) condensed consolidated interim financial statements for the three months ended March 31, 2025 (“Condensed Consolidated Interim Financial Statements”) and the most recently issued annual consolidated financial statements for the year ended December 31, 2024 (“Consolidated Financial Statements”). All figures are in United States Dollars (“US Dollars”) unless otherwise specified. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”).

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A, include:

•	Cash costs per gold ounce sold (“cash costs”), for which the most directly comparable IFRS measure is cost of sales;
•	All-in sustaining costs (“AISC”) per gold ounce sold, for which the most directly comparable IFRS measure is cost of sales;
•	Gross profit excluding Depreciation, Depletion and Amortization (“DDA”);
•	Sustaining, and non-sustaining (expansionary and exploration) capital expenditures;
•	Adjusted Net Earnings (Loss), for which the most directly comparable IFRS measure is Net Earnings (Loss); and
•	Earnings before Interest, Taxes, DDA (“EBITDA”) and Adjusted EBITDA, for which the most directly comparable IFRS measure is Net Earnings (Loss).

Reconciliations and descriptions associated with the above non-GAAP financial performance measures can be found in Section 11: Non-GAAP Financial Performance Measures in this MD&A. In addition, each non-GAAP financial performance measure in this MD&A has been annotated with a reference to endnote (1), which are provided on the final page of this MD&A.

Cautionary statements regarding forward-looking information, mineral reserves and mineral resources and statements on internal controls over financial reporting can be found in Section 12: Cautionary Statements and Internal Controls Over Financial Reporting in this MD&A.

Additional information relating to the Company, not incorporated as part of this MD&A, including the Annual Information Form of the Resulting Issuer (as defined herein), is available on SEDAR+ at www.sedarplus.com.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

1.	HIGHLIGHTS AND RELEVANT UPDATES

Allied Gold Corporation (“Allied”, “Allied Gold” or the “Company”) is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at existing operating mines, development of new mines, advancement of its exploration properties, and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa.

Allied is positioned for substantial growth, with a path to increase its sustainable production platform to greater than 700,000-800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company’s exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d’Ivoire mines. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the Kurmuk Project in Ethiopia currently under construction, and the Sadiola expansion project.

Allied is committed to the development of high-quality growth projects and delivering shareholder value and returns. This is achieved through investing in key operational improvements to enhance productivity, reduce costs, and increase cash flows. The aggregate ownership of management and Board members in the Company demonstrates strong alignment with shareholders and a firm commitment to value creation.

The Company is listed on the Toronto Stock Exchange (trading symbol “AAUC”), on the OTCQX Best Market (trading symbol “AAUCF”), and has publicly traded convertible debentures listed on the Toronto Stock Exchange trading in U.S. dollars (trading symbol “AAUC.DB.U”). Allied is pursuing a listing on the New York Stock Exchange (“NYSE”). Please refer to Financing and Corporate Development Highlights for further details.

Operational, Earnings and Cash Flows Highlights:

For the three months ended March 31, 2025, unless otherwise noted

•	Quarterly production of 84,040 gold ounces, in line with expectations, positioning the Company to meet its guidance for the year. Production in the first quarter included significant contributions from Korali-Sud. Production for the year is expected on the basis of 45%/55% for weighting between the first and second half, with the fourth quarter expected to be meaningfully higher than the first three quarters of the year. The first quarter production breakdown is as follows:

	For three months ended March 31, 2025	For three months ended March 31, 2024
Sadiola	45,232	48,330
Bonikro	19,671	18,631
Agbaou	19,137	18,216
Consolidated	84,040	85,177

•	Sales of 131,520 gold ounces included 48,939 gold ounces produced from Korali-Sud that were in inventory at Sadiola as of December 31, 2024, and sold in the first quarter of 2025 as previously disclosed. Included in gold ounces sold are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

•	Total cost of sales(4) of $1,838, cash costs(1) of $1,656, and All-in Sustaining Costs (“AISC”)(1) of $1,811, all on a per ounce basis. Costs for the first quarter tracked in line with or better than budget and annual guidance provided, particularly when taking into consideration that every $100 per ounce increase in the price of gold results in $15 per ounce higher AISC(1), which was guided on a $2,500 per ounce gold basis. Consequently, at a realized price in excess of $2,800 for the first quarter, this impacted AISC(1) by approximately $50 per ounce on a consolidated basis, while at Sadiola it impacted AISC(1) by approximately $65 per ounce. Further, during the first quarter, to take advantage of higher gold prices and an objective to maximize gross margin and cash flow, the Company deliberately mined more ounces at Korali-Sud, despite the higher government and third-party royalty burden compared with Sadiola of an additional cost of $200 per ounce, to achieve higher overall production ounces and financial metrics. In the quarter, Korali-Sud grade was over 1.5 g/t, where Sadiola was roughly 1.0 g/t, and therefore, by maximizing tonnes from Korali-Sud, the Company obtained more ounces and higher absolute gross margins, rather than producing fewer ounces from Sadiola at a lower royalty burden. As previously disclosed, the 2023 mining code is expected to impact costs at Sadiola by approximately $240/oz to $300/oz, and at Korali-Sud, the cost exceeds this range given that it is a new mining operation and is subject to the full impact of the 2023 mining code without derogations of royalties, unlike production from Sadiola proper. Korali-Sud ore is a bridge to sustained higher production at better costs while the Company continues to explore and develop new oxide discoveries in the Sadiola permit area and completes the Phase 1 expansion later this year. Beginning in the third quarter, production is expected to shift from Korali-Sud to ore sources at Sadiola, including the newly discovered Sekekoto West oxide deposit. In the fourth quarter, the first phase expansion is expected to ramp up, the result of which will be that production is expected to stabilize at a level of 200,000-230,000 ounces per year. The Company’s guidance on production and costs for Sadiola remains unchanged. Cost of Sales per Gold Ounces Sold is determined based on ounces considered revenue not including those advanced as a dividend-in-kind, while Cash Costs(1) and AISC(1) are determined based on total sales of gold ounces, including the ounces advanced as a dividend-in-kind, along with the costs of production associated with those ounces. Fourth quarter of 2024 AISC(1), was shown on an adjusted basis, and excluding those adjustments, was $1,987 per ounce on a consolidated basis.

•	Operating highlights by mine for the quarter as follows:

For three months ended March 31, 2025	Production Gold Ounces	Sales Gold Ounces(8)	Cost of Sales Per Gold Ounce Sold(8)	Cash Cost(1) Per Gold Ounce Sold(8)	AISC(1) Per Gold Ounce Sold(8)
Sadiola Gold Mine	45,232	92,033	$1,941	$1,755	$1,799
Bonikro Gold Mine	19,671	20,924	$1,721	$1,390	$1,582
Agbaou Gold Mine	19,137	18,563	$1,505	$1,466	$2,125
Total	84,040	131,520	$1,838	$1,656	$1,811

•	As at March 31, 2025, the Company had cash and cash equivalents of $232.3 million. The Company has immediately available credit of $50.0 million (inclusive of a $10.0 million accordion) under its revolving credit facility, which remains undrawn. Subsequent to quarter end, the Company successfully executed on a $66.8 million bought deal offering and concurrent block trade, both of which are expected to further improve trading liquidity in advance of the Company’s planned listing on the New York Stock Exchange and described further in this document. In addition to available credit, the Company has liquidity available through future draws on the Kurmuk gold stream.

•	Net cash generated from operating activities for the quarter was $121.1 million. Operating cash flows before income tax paid, government settlements and movements in working capital were a strong inflow of $100.8 million. Current period cash from operating activities was positively impacted by higher realized gold prices and importantly, by the proceeds from the Korali-Sud production inventoried at Sadiola as of December 31, 2024 that was sold during the first quarter. With regards to the advanced dividend-in-kind, current period cash flows remain unaffected, although future cash outflows are avoided. The positive working capital impact for the quarter is predominantly related to the reduction of Korali-Sud finished goods inventory at Sadiola as anticipated and guided, which resulted in a working capital inflow. This inflow was partially offset by a $12.4 million accounts receivable increase which has since reversed.

•	Net Earnings Attributable to the Shareholders to the Company (“Attributable Net Earnings”) for the three months ended March 31, 2025 were $15.1 million or $0.05 per share. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, along with share-based compensation and certain tax adjustments. Current quarter earnings were impacted by the amortization of a cashless issuance of shares of a subsidiary, associated with the incorporation of Korali SA, in exchange for the issuance of a definitive exploitation permit for large-scale mining and processing of ore mined at Korali at the Sadiola Plant. Due to the life of the mine, $6 million of the $7.3 million capitalized as the value of the permit was depreciated during the quarter ended March 31, 2025, with the remainder expected to be amortized over the remainder of the year. After these adjustments, the Company reports Adjusted Net Earnings(1) of $45.1 million or $0.14 per share. Details of the adjustments can be found in the Summary of Financial Results discussion below. The above values include the impact of the Korali-Sud ounce sale in the first quarter due to the procedural and administrative delay, effecting the 65% ownership interest in Korali-Sud, which increased Attributable Earnings and Adjusted Net earnings by $29.3 million or $0.09 per share.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

•	EBITDA(1) and Adjusted EBITDA(1) for the three months ended March 31, 2025 were $103.2 million and $133.8 million respectively. EBITDA(1) was impacted by unrealized losses on the Company’s debt and deferred and contingent consideration, due to mark-to-market and other remeasurements. For consistency of showing true underlying economic results, these losses are removed from the calculation of Adjusted EBITDA(1). The Company’s strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency. Both metrics include the current period impact of the Korali-Sud ounce sale delay from the fourth quarter, which increased the metrics by approximately $62.5 million.

•	The Company continues to track well against plan for the Kurmuk Project, having achieved key milestones and progress during the first quarter of 2025. The Company is well-positioned to achieve the goal of commencing production by mid-2026. Notable updates include:

◦	Over one million man-hours were achieved without a Lost Time Injury this quarter, reflecting the project’s commitment to safe execution.
◦	Engineering and Procurement reached approximately an 80% progress, and transportation of major equipment to site is underway.
◦	Bulk earthworks and structural fills at the plant terrace are nearing completion during the quarter. Key areas, including crushing, grinding and leaching, were handed over to the civil works contractor, which progressed rebar and concrete activities according to plan.
◦	Significant bulk earthworks progress outside the plant area was achieved ahead of the rainy season, including:

▪	Construction of the Water Storage Dam is ahead of schedule, in preparation for the upcoming wet season.
▪	Clearing and grubbing have been completed for the explosives magazine and emulsion facilities; terracing works have commenced.
▪	Progress continues on the Tailings Starter Dam wall, with a focus on advancing works ahead of the wet season.
▪	Clearing and grubbing are complete on the airstrip, and preliminary earthworks are underway.
▪	The revised contracting strategy for the haul road and Tailings Facility - engaging a local rather than international contractor is delivering positive outcomes.

◦	Structural, Mechanical, Plate and Piping (SMPP) contractor fabrication is progressing well, and site mobilization is progressing through a phased approach focusing on erecting the camp ancillary structures.
◦	The construction camp was completed in the fourth quarter of 2024. Execution of the main accommodation camp is ongoing to support the growing mobilization.
◦	Preparations for major equipment deliveries are progressing. Maintenance of the main access road continues, and heavy lifting equipment has been delivered to site in readiness for mechanical erection activities.
◦	The Hazard and Operability review has been finalized, alongside the completion of the electrical power system stability review.
◦	Significant progress was achieved on the upgrade of the Horazab Town community centre, which is now operational and pending only minor finishes, reinforcing the Company’s ongoing commitment to community engagement.

Further, as previously disclosed, the mining contract for Kurmuk has been awarded to Mota-Engil, which is performing contract mining services at the Company’s West Africa operations. The Company is advancing pioneering mining activities to allow sufficient time for the establishment of access and of infrastructure, before the rainy season, and advance training of mining personnel ahead of the arrival of the main mining fleet. Mining activities will continue through the year and into 2026 with the objective of preparing the mine and building ore stockpiles to support the commissioning stage and start of operations. Kurmuk is expected to ramp-up production by mid-2026, contributing an estimated 175,000 ounces of gold to the latter half of the 2026 outlook.

For the quarter ended March 31, 2025, $56.2 million was spent on the Kurmuk Project, comprising direct construction capital expenditures and exploration activity.

The Company remains on track for physical and budgetary progress of the Kurmuk Project. In 2024 the Company focused on detailed and optimized execution planning, favourable contract negotiations with local contractors which lowered upfront required payments, higher local contractor deployment with lower mobilization costs and better schedule, and a redesign of certain earthworks which have reduced quantities and related schedule. Additionally, the signed Power Purchase Agreement (“PPA”) with Ethiopian Electric Power secures reliable hydroelectric energy, further confirming the project’s cost economics as a low-cost producer by ensuring access to one of the world’s most affordable and sustainable power sources. The power line and substation are in the development stage phase and are expected to be finalized and energized ahead of first production in mid-2026.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

Lastly, a third quarter update in 2025 is planned for Kurmuk Mineral Resources, Mineral Reserves and exploration to demonstrate Kurmuk’s potential for extension of mine life, taking advantage of the increased plant capacity. The Company expects Kurmuk to produce an average of 290,000 ounces per year for the first four years and 240,000 ounces per year on average for the mine’s life, with AISC(1) below $950 per ounce.

•	Over the last several years, the Company has been advancing a strategy of optimization and expansion at the Sadiola Gold Mine. Initial efforts focused on stabilizing the operation, primarily related to the existing processing capacity of mostly oxide ores, followed by a phased expansion to process fresh ores. The objective is to increase production and cash flows in both the short and long term.

The first phase of expansion at Sadiola broke ground in the fourth quarter of 2024 and advanced on schedule and on budget during the first quarter. Earthworks and structural fill, along with engineering, procurement, and mobilization for mechanical contractors are progressing well. Continued investment in the first phase expansion, including planned plant modifications and infrastructure upgrades, is consistent with prior estimates at $70 million in 2025. The first phase plant expansion involves installing additional crushing and grinding capacity in one of the processing plant lines, which will be dedicated to treating fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant starting during the fourth quarter of 2025. With the completion of plant modifications in the first phase, Sadiola is expected to produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next phase of expansion. The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start production in late 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine’s life, with AISC(1) expected to decrease to below $1,200 per gold ounce.

While the investment in the Sadiola Gold Mine Expansion Project is delineated in phases for planning purposes, these phases are part of an integrated development effort aimed at significantly increasing the Sadiola Gold Mine’s production, enhancing its profitability and longevity, and reaffirming the commitment to the Company’s stakeholders. This is demonstrated by the amounts invested in the Sadiola Gold Mine to date, which have allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2028 by which time both the modified existing plant and new plant will be commissioned and functioning.

Further, the Company is investigating the merits of a more progressive expansion of the existing plant beyond the year 2025, with the objective to target similar ultimate production levels at improved capital intensity. This will be achieved by advancing opportunities for optimization of the Sadiola Gold Mine Expansion Projects, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10 percentage points through the use of flotation and concentrate leaching. The progressive expansion would facilitate treatment of Fresh Ores, potentially reducing the requirements for a future single, major capital expenditure and accelerating gold production through increased plant throughput. These studies, supported by the Company’s phased investment, seek to improve Sadiola’s financial performance significantly. With this longterm and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Gold Mine Project is proceeding as planned, reinforcing Allied’s commitment to operational excellence and long-term value creation.

Financing and Corporate Development Highlights:

New York Stock Exchange Listing

Allied is pursuing a listing on the New York Stock Exchange (“NYSE”) and has reserved the ticker symbol “AAUC” in connection with the proposed listing. The Company is advancing its listing application and expects to be listed on the NYSE by mid-June, 2025; however, there can be no assurance that it will receive listing approval from the NYSE to complete such listing. Allied believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in Allied’s common shares, and increased research coverage from U.S. investment banks. Finally, the listing is expected to provide the opportunity for broader index inclusion.

Sadiola Strategic Arrangements

Among the matters for strategic review in 2024, the Company reviewed its power supply strategy for Sadiola with the objective of increasing its energy self-reliance, reducing its dependence on fossil fuels, and optimizing the asset’s long-term cost structure, while aligning with the State of Mali support of mining companies improving their self-generation capacity and putting less demand on the national grid. Allied also sought to improve its regional and national competencies and in-country relationships in support of its growth initiatives and optimize its Mali operations with the ultimate objective of enhancing shareholder value. In this context, the Company considered that one of the potential arrangements would be to create a joint venture at Sadiola that would also support funding its expansion plans.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

The Company engaged with possible strategic partners with strong technical and financial capabilities as well as regional and national experience and competencies. Ambrosia Investment Holding (“Ambrosia”), an Emirati entity, was one of these parties and soon became the most advanced in the process. Ambrosia expressed a strong interest in creating an alliance that included power generation and acquiring an indirect interest in Sadiola. On February 25, 2025, the Company announced a strategic partnership with Ambrosia comprising a private placement, the purchase of 50% of Allied’s indirect interest in SEMOS (the operating company that directly owns the Sadiola mine) and related joint venture agreement, and a long-term power supply arrangement to provide power to Sadiola.

On April 11, with the expiry of an extended period of price protection provided by the Toronto Stock Exchange, the Company determined not to proceed with the private placement although Ambrosia indicated, and has continued to indicate, a willingness to continue advanced discussions relating to the joint venture and long-term power supply arrangement for Sadiola. Both Ambrosia and the Company have begun to engage in discussions with Malian authorities relating to these arrangements and those discussions are progressing. While the Company is committed to advancing to conclusion the arrangements with Ambrosia, the Company has received a proposal from another party for a similar arrangement that would provide for the purchase of a smaller interest in Sadiola, although otherwise on comparable terms as those in the Ambrosia arrangements. This proposal is not as advanced as the arrangements with Ambrosia although the Company is advancing discussions relating to the proposal. In addition, as the Company continues assessing its power supply strategy, it has expanded the scope of review in light of the Government of Mali’s encouragement to increase energy self-reliance in mining operations. As a result, the Company has begun discussions with the Malian authorities and private power providers for a broader power solution for Sadiola, sponsored by Allied, and in which the Company would be an investor and the purchaser of power under a suitable power purchase agreement.

As the Company evaluates all of these alternatives and opportunities regarding Sadiola, it continues advancing its ongoing optimizations and expansion projects, with the first phase expansion expected to be completed on budget and schedule later this year, and the second phase expansion will follow after that.

Bought Deal Public Offering and Concurrent Block Trade

Subsequent to quarter end, the Company successfully closed on a bought deal public offering, and a significant shareholder of the Company completed a concurrent block trade transaction of common shares owned by such shareholder. The offering was for an aggregate of 17,250,000 common shares at a price of C$5.35 per share for aggregate gross proceeds of $66.8 million and net proceeds of $64.0 million.

Enhancing market liquidity remains a key objective for the Company. Over the past 18 months, average daily trading volume—measured over a 20-day period—has increased approximately ninefold. Each of the significant shareholder’s block trade and the Company’s offering are expected to further improve trading liquidity in advance of the Company’s planned listing on the New York Stock Exchange. These transactions also support broader index inclusion and additional investor interest, all of which should help the Company’s share price better reflect the Company’s intrinsic value per share.

The Company intends to use the net proceeds from the offering to fund its optimization and growth initiatives, including advancing studies and engineering work to improve recoveries at Sadiola, supporting exploration and mine life extension studies in Côte d’Ivoire, and conducting additional exploration and development activities across its broader asset portfolio. The proceeds of the offering are expected to assist the Company in accelerating value creation from these assets and activities.

Other Developments

The Company continues advancing discussions with SOREM (Mali state-owned mining company) to pursue potential mining opportunities in the vicinity of Sadiola and other highly prolific areas in Mali. While definitive arrangements have not been concluded at this time, the Company is encouraged with the prospects under evaluation and discussion and with the cooperativeness and ongoing engagement with in-country authorities.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

Optimization Initiatives

Management has continued on its optimization plan encompassing a series of enhancements at existing mines to improve efficiency and costs across all of the Company’s mines. These enhancements include, among others, upgraded and improved power generation facilities, plant instrumentation upgrades, enhanced procurement and supply chain processes, improved management collaborations, and the provision of management and oversight of mining efforts undertaken by the Company’s mining contractors, to drive improved mining performance. These efforts complement ongoing exploration initiatives aimed at extending mine life, primarily at the Company’s mines in Côte d’Ivoire, as well as expanding the inventory of oxide ore at Sadiola.

Sustainability, Health and Safety Highlights:

Sustainability:

In January of 2025, management, with the full support from the Board of Directors through its Sustainability Committee, launched a new safety culture program across all the sites and corporate offices. The slogan “We Think Safety, We Act Safely” was selected to represent Allied’s commitment to health and safety. This was translated into the three main languages spoken in the organization, being Amharic, English and French. The safety culture program defines new initiatives based on six desired behaviours selected to drive the culture envisioned by the organization.

Health and Safety:

All rates are calculated on a 1,000,000 exposure-hour basis.

The Company’s TRIR for the three months ended March 31, 2025 was 0.40, compared to a TRIR of 1.40 in the comparative prior year period.

For the three months ended March 31, 2025, the Company reported one LTI, compared to one LTI in the comparative prior year period, which results in a LTIR of 0.20, compared to a LTIR of 0.29 in the comparative prior year period.

Environment and Social:

The Company did not report any significant Environmental Incidents for the three months ended on March 31, 2025.

The Company continued the development of its Artisanal and Small-Scale Gold Mining (“ASGM”) strategy, and established committees at all sites, to develop a management plan based on Allied corporate guidelines.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

Summary of Operational Results

	For three months ended March 31,
	2025	2024
Gold ounces
Production	84,040	85,177
Sales(8)	131,520	85,136
Per Gold Ounce Sold
Total Cost of Sales(4)	$1,838	$1,558
Cash Costs(1)	$1,656	$1,432
AISC(1)	$1,811	$1,597
Average revenue per ounce	$2,814	$2,053
Average market price per ounce*	$2,860	$2,071

*Average market prices based on the LBMA PM Fix Price

Gold production was 84,040 ounces during the three months ended March 31, 2025, in line with the 85,177 ounces in the comparative period, as guided and anticipated, with all mines having strong first quarter performance. As previously disclosed, production for the year is expected to follow a 45%/55% weighting between the first and second half, with the fourth quarter being the strongest of the year.

Total cost of sales(4) of $1,838 for the quarter ended March 31, 2025, compared to $1,558 in the comparative prior quarter, all on a per ounce basis. Cash costs(1) on a gold ounce sold basis were $1,656 for the three months ended March 31, 2025, compared to $1,432 in the comparative prior quarter. AISC(1) was $1,811 for the quarter, compared to $1,597 for the comparative prior quarter. Costs for the first quarter tracked in line with or better than budget and annual guidance provided, particularly when taking into consideration that every $100 per ounce increase in the price of gold results in $15 per ounce higher AISC(1), which was guided on a $2,500 per ounce gold basis. Consequently, at a realized price in excess of $2,800 for the first quarter, this impacted AISC(1) by approximately $50 per ounce on a consolidated basis, while at Sadiola it impacted AISC(1) by approximately $65 per ounce. Further, during the first quarter, to take advantage of higher gold prices and an objective to maximize gross margin and cash flow, the Company deliberately mined more ounces at Korali-Sud, despite the higher government and third-party royalty burden compared with Sadiola of an additional cost of $200 per ounce, to achieve higher overall production ounces and financial metrics. In the quarter, Korali-Sud grade was over 1.5 g/t, where Sadiola was roughly 1.0 g/t, and therefore, by maximizing tonnes from Korali-Sud, the Company obtained more ounces and higher absolute gross margins, rather than producing fewer ounces from Sadiola at a lower royalty burden. As previously disclosed, the 2023 mining code is expected to impact costs at Sadiola by approximately $240/oz to $300/oz, and at Korali-Sud, the cost exceeds this range given that it is a new mining operation and is subject to the full impact of the 2023 mining code without derogations of royalties, unlike production from Sadiola proper. Korali-Sud ore is a bridge to sustained higher production at better costs while the Company continues to explore and develop new oxide discoveries in the Sadiola permit area and completes the Phase 1 expansion later this year. Beginning in the third quarter, production is expected to shift from Korali-Sud to ore sources at Sadiola, including the newly discovered Sekekoto West oxide deposit. In the fourth quarter, the first phase expansion is expected to ramp up, the result of which will be that production is expected to stabilize at a level of 200,000-230,000 ounces per year. The Company’s guidance on production and costs for Sadiola remains unchanged. Fourth quarter of 2024 AISC(1), was shown on an adjusted basis, and excluding those adjustments, was $1,987 per ounce on a consolidated basis.

Gold sales(8) of 131,520 ounces for quarter ended March 31, 2025 compared to 85,136 ounces sold in the comparative quarter. The variance is predominantly due to Korali-Sud gold production at Sadiola from the fourth quarter, sold during the first quarter, as previously disclosed.

Average revenue per ounce generally diverges modestly from the average market price due to the impact of ounces delivered under the streams.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

Summary of Financial Results:

	For three months ended March 31,
(In thousands of US Dollars, except for shares and per share amounts) (Unaudited)	2025	2024
Revenue	$346,407	$175,067
Cost of sales, excluding depreciation, depletion and amortization (“DDA”)	(207,792)	(121,516)
Gross profit excluding DDA(1)	$138,615	$53,551
DDA	(18,957)	(11,102)
Gross profit	$119,658	$42,449
General and administrative expenses	$(18,852)	$(14,161)
Exploration and evaluation expenses	(3,527)	(4,830)
Loss on revaluation of financial instruments and embedded derivatives	(14,116)	(1,783)
Other income (losses)	1,128	(3,415)
Net earnings before finance costs and income tax	$84,291	$18,260
Finance income (costs)	(5,310)	(5,637)
Net earnings before income tax	78,981	12,623
Current income tax expense	$(27,700)	$(8,486)
Deferred income tax expense	(11,344)	(4,979)
Net earnings (loss) and total comprehensive earnings (loss) for the period	$39,937	$(842)

Earnings (loss) and total comprehensive earnings (loss) attributable to:
Shareholders of the Company	$15,124	$(5,685)
Non-controlling interests	24,813	4,843
Net earnings (loss) and total comprehensive earnings (loss) for the period	$39,937	$(842)

Net earnings (loss) per share attributable to shareholders of the Company
Basic	$0.05	$(0.02)
Diluted	$0.04	$(0.02)

Attributable Net Earnings for the three months ended March 31, 2025 were $15.1 million, compared to an Attributable Net Loss $5.7 million in the comparative prior year period. After the adjustments noted below, the Company reports Adjusted Net Earnings(1) of $45.1 million for the current period, compared to Adjusted Net Earnings(1) of $0.9 million in the comparative prior year period. The above values include the impact of the Korali-Sud ounce sale delay and sold in the first quarter of 2025, which further bolstered Attributable Earnings and Adjusted Net earnings by $29.3 million or $0.09 per share.

EBITDA(1) and Adjusted EBITDA(1) for the for the three months ended March 31, 2025 were $103.2 million and $133.8 million respectively, compared to EBITDA(1) of $29.4 million and Adjusted EBITDA(1) of $35.4 million in the comparative prior year period. EBITDA(1) was impacted by unrealized losses on the Company’s debt and deferred and contingent consideration, due to mark-to-market and other remeasurements. For consistency of showing true underlying economic results, these losses are removed from the calculation of Adjusted EBITDA(1). The Company’s strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency. Both metrics include the current period impact of the Korali-Sud ounce sale delay from the fourth quarter, which increased the metrics by approximately $62.5 million.

Further details on Adjusted Net Earnings(1) can be found in the table that follows, while details on EBITDA(1) and Adjusted EBITDA(1) can be found in Section 11: Non-GAAP Financial Performance Measures.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

	For three months ended March 31,
(In thousands of US Dollars, except per share amounts)	2025	2024
Net Earnings (Loss) attributable to Shareholders of the Company	$15,124	$(5,685)
Net Earnings (Loss) attributable to Shareholders of the Company per Share	$0.05	$(0.02)
Loss on revaluation of financial instrument	14,116	1,783
Depreciation of Korali share-based payment for permit	3,880	—
Foreign exchange	3,043	264
Share-based compensation	4,107	2,127
Other Adjustments	10,949	2,082
Tax adjustments	(6,146)	354
Total increase to Attributable Net Earnings(2)	$29,949	$6,610
Total increase to Attributable Net Earnings(2) per share	$0.09	$0.03
Adjusted Net Earnings(1)	$45,073	$925
Adjusted Net Earnings(1) per Share	$0.14	$—

Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, along with share-based compensation and certain tax adjustments. Current quarter earnings were impacted by the amortization of a cashless issuance of shares of a subsidiary, associated with the incorporation of Korali SA, in exchange for the issuance of a definitive exploitation permit for large-scale mining and processing of ore mined at Korali at the Sadiola Plant. Due to the life of the mine, $6 million of the $7.3 million capitalized as the value of the permit was depreciated during the quarter ended March 31, 2025, with the remainder expected to be amortized over the remainder of the year. Prior year was impacted predominantly by revaluation of financial instruments and stock based compensation related costs.

The Company did not pay any dividends or have distributions to shareholders during the three months ended March 31, 2025 or 2024.

	For three months ended March 31,
(In thousands of US Dollars)	2025	2024
Operating cash flows before income tax paid, government settlements and working capital(6)	$100,788	$37,994
Income tax paid	(7,904)	(486)
Operating cash flows before movements in working capital(6)	$92,884	$37,508
Working capital movement(6)	28,246	(45,440)
Net cash generated from (used in) Operating activities	$121,130	$(7,932)
Net cash used in Investing activities	(103,870)	(21,369)
Net cash used in Financing activities	(6,677)	(3,859)
Net increase (decrease) in cash and cash equivalents	$10,583	$(33,160)

Net cash generated from operating activities for the three months ended March 31, 2025 of $121.1 million compared to an outflow of $7.9 million in the prior year comparative period. Current period cash from operating activities was positively impacted by higher realized gold prices and importantly, by the proceeds from the Korali-Sud production inventoried at Sadiola as of December 31, 2024 that was sold during the first quarter. With regards to the advanced dividend-in-kind, current period cash flows remain unaffected, although future cash outflows are avoided. The positive working capital impact for the quarter is predominantly related to the reduction of Korali-Sud finished goods inventory at Sadiola as anticipated and guided, which resulted in a working capital inflow. This inflow was partially offset by a $12.4 million accounts receivable increase which has since reversed.

Operating cash flows before income tax paid, government settlements and movements in working capital for the three months ended March 31, 2025 increased significantly, at $100.8 million, compared to $38.0 million in the prior year comparative period. Current period cash from operating activities was positively impacted by higher realized gold prices and importantly, by the proceeds from the Korali-Sud production inventoried at Sadiola as of December 31, 2024 that was sold during the first quarter. With regards to the advanced dividend-in-kind, current period cash flows remain unaffected, although future cash outflows are avoided.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

As at March 31, 2025, the Company had cash and cash equivalents of $232.3 million, compared with $225.0 million as at December 31, 2024.

Summary of Capital Expenditures

For three months ended March 31,	2025	2024	2025	2024	2025	2024	2025	2024

(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$1,109	$470	$3,051	$1,875	$113	$—	$4,273	$2,345
Bonikro	14,928	5,026	48	—	1,975	1,650	16,951	6,676
Agbaou	10,831	946	31	—	—	—	10,862	946
Ethiopia and Kurmuk	—	—	56,161	11,351	—	—	56,161	11,351
Corporate and Other	74	51	1	—	—	—	75	51
Total	$26,942	$6,493	$59,292	$13,226	$2,088	$1,650	$88,322	$21,369

All expenditures associated with Kurmuk for the period are classified as Expansionary in nature, including exploration activities of $1.1 million, excluding capitalized borrowing costs under IFRS.

2.	CORE BUSINESS, STRATEGY AND OUTLOOK

Allied Gold is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at existing operating mines, development of new mines, advancement of its exploration properties, and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa.

Allied’s principal mining properties comprise the Sadiola gold mine in the Kayes Region of West Mali (80% ownership), which includes the Korali-Sud open pit gold mine (65% ownership), the Bonikro (89.89% ownership) and Agbaou (85% ownership) gold mines in Côte d’Ivoire, and the Kurmuk gold development project in Ethiopia (100% ownership(7)).

Allied is positioned for substantial growth, with a path to increase its sustainable production platform to greater than 700,000-800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company’s exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d’Ivoire mines. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the Kurmuk Project in Ethiopia currently under construction, and the Sadiola expansion project.

The Company is listed on the Toronto Stock Exchange (trading symbol “AAUC”), on the OTCQX Best Market (trading symbol “AAUCF”), and has publicly traded convertible debentures trading in U.S. dollars under the symbol “AAUC.DB.U.”

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

3.	REVIEW OF FINANCIAL RESULTS

For the three months ended March 31, 2025

Revenue

Total revenue was $346.4 million for the three months ended March 31, 2025, compared to $175.1 million in the prior year comparative period, resulting from both 37% higher realized prices, and a significant increase in ounces sold.

The variance is predominantly due to Korali-Sud gold production at Sadiola from the fourth quarter, sold during the first quarter, as previously disclosed. Revenue was positively impacted by $111.8 million in association with these ounces, with $23.9 million of gross value on the distribution of the 8,155 ounces to the State of Mali included as Other Gain and Loss, as previously discussed, along with the costs and depreciation associated with those ounces.

The average realized gold price for the three months ended March 31, 2025, was $761 per ounce higher at $2,814 per ounce versus $2,053 per ounce in the comparative prior period in 2024.

Cost of sales, excluding DDA

Cost of sales, excluding DDA, was $207.8 million for the three months ended March 31, 2025, compared to $121.5 million in the prior year comparative period. The variance is predominantly due to Korali-Sud gold production at Sadiola from the fourth quarter, sold during the first quarter, as previously disclosed.

DDA

Total DDA(4) was $19.0 million for the three months ended March 31, 2025 relatively in line with the $11.1 million in the 2024 comparative period. The increase is attributable to Korali-Sud, as noted below.

In connection with the definitive protocol agreement signed with the Government of Mali during the third quarter of 2024, the Company’s Korali-Sud mine and related assets were transferred to a new entity, Korali S.A., incorporated on January 8, 2025, and 35% of the ownership interests in the new entity were issued to the Government of Mali. The issuance of subsidiary shares is considered a share-based payment in exchange for the issuance of a definitive exploitation permit for large-scale mining and processing of ore mined at Korali at the Sadiola Plant, which is valued with reference to the fair value of $7.3 million of the subsidiary shares granted. Due to the life of the mine, $6.0 million of the cost capitalized to the Korali mine was depreciated during the quarter ended March 31, 2025.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the three months ended March 31, 2025, administrative expenses were $18.9 million, compared to $14.2 million in the comparative prior year period.

Excluding share-based compensation, the administrative expense for the three months ended March 31, 2025 was $14.7 million, compared to $12.0 million in the prior year comparative period.

As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the near-term production plan of 600,000 ounces. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

Exploration expenses

Exploration expenses relate to exploration campaigns carried out at each site, described in detail within this MD&A.

Loss on revaluation of financial instruments

The result for the three months ended March 31, 2025, relates to the following items, with the most significant components of the current year result being related to the convertible debt valuation and deferred consideration.

•	The revaluation of the convertible debenture and its associated mark-to-market impact, resulting in a loss.
•	Then, to a smaller extent and not individually significant,

◦	The revaluation of the contingent and deferred consideration related to Sadiola,
◦	A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days, referencing the LBMA PM Fix price and a loss is recorded in earnings as incurred, and
◦	The revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Other income (loss)

Other income of $1.1 million was recorded for the three months ended March 31, 2025, compared to a loss of $3.4 million in the comparative prior year period.

Included in the current period is a gain of $14.5 million, associated with the aforementioned 8,155 Korali ounces that were advanced to the Government of Mali as a prepayment of future dividends during the first quarter of 2025. Although these ounces were effectively transferred at prevailing market prices in exchange for a prepayment of 2025 dividends, under IFRS, the Government of Mali cannot be considered a customer as a shareholder to that entity due to the form of the transaction, and consequently the values associated with these ounces are not included in Revenue, Cost of Sales or Depreciation but in this financial statement line item. This gain was offset by current period losses comprising legal contingencies of the Company, business development expenditures, and other adjustments.

Finance costs

Finance costs of $5.3 million for the three months ended March 31, 2025, compared to $5.6 million in the comparative prior year period. The costs comprise three major categories, as follows:

•	Interest on Borrowings. Interest expense was $2.3 million, in line with $2.6 million in the comparative prior year period. Details on the Company’s borrowings can be found in the “Financial Condition and Liquidity” section of this MD&A.
•	During the period, the Company capitalized interest of $7.0 million, associated with the construction of the Kurmuk Project and the Sadiola phased expansion.
•	Other Non-Cash Finance Costs of $6.9 million were higher than the $2.7 million in the comparative prior year period. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the stream agreements.
•	For the three months ended March 31, 2025, foreign exchange loss were $3.0 million compared to $0.3 million in the comparative prior year period.

Income tax expense

Income tax expense was $39.0 million for the three months ended March 31, 2025 and reflects a current income tax expense of $27.7 million and a deferred income tax expense of $11.3 million. This compares to a total tax expense in the first quarter of 2024 of $13.5 million, with current income tax expense of $8.5 million and a deferred income tax expense of $5.0 million. The increase in income tax is the result of higher net income primarily due to Korali-Sud gold production from 2024 being sold in the quarter.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of tax assets when applicable, foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate is 49%, for the three months ended March 31, 2025 compared to 107% in the prior quarter.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

The Company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; Ethiopia, where the statutory tax rate for mining companies is 25% and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

OECD Pillar Two Model Rules

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organization for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. However, this legislation does not currently apply to the Company as its consolidated revenue is lower than €750 million. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply to us in the future.

QUARTERLY FINANCIAL INFORMATION

(In thousands of US Dollars)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Revenue	$346,407	$170,846	$188,855	$195,614	$175,067	$179,674	$176,685	$145,012
Earnings (loss) and total comprehensive earnings (loss) attributable to shareholders	15,124	(10,280)	(107,965)	8,298	(5,685)	5,445	(194,641)	1,147
Earnings (loss) per share attributable to shareholders of the Company
Basic	0.05	(0.03)	(0.43)	0.03	(0.02)	0.02	(0.98)	0.01
Diluted	0.04	(0.03)	(0.43)	0.03	(0.02)	0.02	(0.98)	0.01

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

4.	REVIEW OF OPERATIONS AND MINE PERFORMANCE

Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (65% interest), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

Sadiola Key Performance Information	For three months ended March 31,
(100% Basis)	2025	2024
Operating
Ore mined (M tonnes)	1.98	1.92
Waste mined (M tonnes)	6.06	6.96
Ore processed (M tonnes)	1.17	1.19
Gold
Production (Ounces)	45,232	48,330
Sales(8) (Ounces)	92,033	44,868
Feed grade (g/t)	1.36	1.38
Recovery rate (%)	89.3%	85.9%
Total cost of sales per ounce sold(4)	$1,941	$1,263
Cash costs per ounce sold(1)	$1,755	$1,172
AISC per ounce sold(1)	$1,799	$1,240
Financial (In thousands of US Dollars)
Revenue	$234,445	$93,011
Cost of sales (excluding DDA)	(152,416)	(52,689)
Gross profit excluding DDA(1)	$82,029	$40,322
DDA	(10,375)	(1,962)
Gross Profit	$71,654	$38,360
Capital Expenditures (In thousands of US Dollars)
Sustaining	$1,109	$470
Expansionary	3,051	1,875
Exploration	113	—

For the three months ended March 31, 2025, Sadiola produced 45,232 ounces, compared to 48,330 ounces in the comparative prior year period. Production in the first quarter continued to include significant contribution from ore tonnes from the higher-grade Korali-Sud zone, demonstrating the significant production upside that high-grade oxides can provide to Sadiola. The Company is actively evaluating the future contribution of Korali-Sud and other new sources of oxide ore identified within the Sadiola mining licence, and it expects to provide an update on this upside in due course.

The mining contractor has been fully established, and new mining equipment is planned to be mobilized in the second quarter of 2025, which will further improve mining efficiencies with newer mining equipment. The Company is using the same mining contractor engaged at the Côte d’Ivoire operations. Further synergies between operations are being explored for additional improvements.

Additionally, exploration is ongoing at Sekekoto West, FE4, FE2.5, and Tambali South to define further near-surface oxide gold mineralization, with the objective of maximizing short-term production and cash flows, and building a growing inventory of Mineral Resources. Lastly, as noted, the Company is considering exploring extensions of the Korali-Sud deposit’s sulphide material and the ability to process it in the future.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

The process plant automation has progressed well in the first quarter of 2025 with improvements resulting in an increase in process plant throughput of an additional 20,000 tonnes during the quarter in relation to the throughput of the past few quarters. Further advancement of the process plant automation is planned to deliver gains in reagent consumption with an expected decrease in elution reagents. The process plant automation will further be augmented with the commissioning of the Phase 1 process plant upgrade.

Korali-Sud serves as a bridge between the current operations at Sadiola and the completion of the first phase expansion, which the Company expects will allow the plant to process up to 60% of higher-grade fresh ore at an increased throughput rate of 5.7Mt/y. The construction activities for this first phase of expansion commenced in the fourth quarter of 2024 and are advancing on schedule and on budget, with earthworks and structural fill progressing well. The remaining investment for Phase 1 is estimated at $55 million, and the project is expected to be completed later in 2025.

Production from Korali-Sud is intended to be maximized with a blending of ores between Sadiola and Korali-Sud with the clay content in the Korali-Sud ores being mitigated from the ore coming from Sadiola. Presently, ores from Korali-Sud are processed separately from ores from Sadiola under a tolling arrangement given different ownership of Sadiola and Korali-Sud. The Company is in the process of obtaining approval from mining authorities to blend ores from the two deposits thereby optimizing throughput and production. This process is planned to be concluded in the second quarter of 2025.

As of December 31, 2024, 48,939 ounces of gold produced from Korali-Sud oxide ore were in inventory at Sadiola and as previously disclosed, sold during the first quarter. The timing of sales of Korali-Sud gold resulted from necessary administrative processes related to establishing the new operating company for Korali-Sud and transferring its mining licence. Although these processes took longer than initially anticipated due to administrative changes introduced by the 2023 mining code, the key formalities related to Korali-Sud have been completed.

As previously disclosed, the 2023 mining code is expected to impact costs at Sadiola by approximately $240/oz to $300/oz. At Korali-Sud, the impact is expected to exceed this range given that it is a new mining operation and is subject to the full impact of the 2023 mining code without derogations of royalties, unlike production from Sadiola proper. However, Korali-Sud ore is also higher grade and well suited for processing through the Sadiola plant. Korali-Sud is a bridge to sustained higher production at better costs once the Phase 1 expansion is completed, as more particularly set forth below. Going forward throughout 2025 and thereafter, contributions from Korali-Sud will decrease as new oxide ore sources at Sadiola are developed and mined, and as the first phase expansion ramps up, the result of which will be that production will stabilize at higher levels, and costs will decline quarter over quarter.

The focus remained on building operational flexibility for 2025, with dewatering and geotechnical work at Sekokoto West, FE4 and Tambali South. Lastly, the Company is advancing its power generation and Phase 1 plant expansion, which will enable Sadiola to process fresh ore. The plant will be more efficient and produce at a lower energy cost. This upgrade will ensure Sadiola can sustain the ounce profile until the full plant expansion is complete. Lastly, the final stages of the new tailings facility are underway and permit requirements are being finalized.

AISC(1) for the quarter was $1,799 per gold ounce. Costs for the first quarter tracked in line with or better than budget and annual guidance provided, particularly when taking into consideration that every $100 per ounce increase in the price of gold results in $15 per ounce higher AISC(1), which was guided on a $2,500 per ounce gold basis. Consequently, at a realized price in excess of $2,800 for the first quarter, this impacted AISC(1) by approximately $50 per ounce on a consolidated basis, while at Sadiola it impacted AISC(1) by approximately $65 per ounce. Further, during the first quarter, to take advantage of higher gold prices and an objective to maximize gross margin and cash flow, the Company deliberately mined more ounces at Korali-Sud, despite the higher government and third-party royalty burden compared with Sadiola of an additional cost of $200 per ounce, to achieve higher overall production ounces and financial metrics. In the quarter, Korali-Sud grade was over 1.5 g/t, where Sadiola was roughly 1.0 g/t, and therefore, by maximizing tonnes from Korali-Sud, the Company obtained more ounces and higher absolute gross margins, rather than producing fewer ounces from Sadiola at a lower royalty burden. As previously disclosed, the 2023 mining code is expected to impact costs at Sadiola by approximately $240/oz to $300/ oz, and at Korali-Sud, the cost exceeds this range given that it is a new mining operation and is subject to the full impact of the 2023 mining code without derogations of royalties, unlike production from Sadiola proper. Korali-Sud ore is a bridge to sustained higher production at better costs while the Company continues to explore and develop new oxide discoveries in the Sadiola permit area and completes the Phase 1 expansion later this year. Beginning in the third quarter, production is expected to shift from Korali-Sud to ore sources at Sadiola, including the newly discovered Sekekoto West oxide deposit. In the fourth quarter, the first phase expansion is expected to ramp up, the result of which will be that production is expected to stabilize at a level of 200,000-230,000 ounces per year. The Company’s guidance on production and costs for Sadiola remains unchanged. Fourth quarter of 2024 AISC(1), was shown on an adjusted basis, and excluding those adjustments, was $2,826 per ounce for Sadiola.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

Gold sales for the current quarter were higher than production, as a result of the Korali-Sud ounces inventoried at year-end at Sadiola which were sold in the first quarter.

Sadiola Expansion Project and Korali-Sud

Over the last several years, the Company has been advancing a strategy of optimization and expansion at the Sadiola Gold Mine. Initial efforts focused on stabilizing the operation, primarily related to the existing processing capacity of mostly oxide ores, followed by a phased expansion to process fresh ores. The objective is to increase production and cash flows in both the short and long term.

Present efforts have focused on increasing the inventory of oxide and fresh ores, significantly optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities, and planning the development of a new plant for processing fresh ore exclusively. This includes implementing enhancements to existing facilities to benefit both the current plant and the planned new plant.

Meaningful improvements in production are targeted in the short term through the contribution from high-grade oxide ores from various sources, with the objective to support guided production levels, reduce AISC(1), increase revenue, and provide robust cash flows in 2025 to support development projects across the Company.

The discovery of additional economic oxide mineralization has the potential to improve upon these targets. Exploration activities, resource modelling, and engineering studies are in progress for several areas and new discoveries of oxide ore, including those at S12, Sekekoto West, FE4, FE2.5, among others, and the fresh ore targets of Tambali South and Sadiola Main. These developments are a key part of the Company’s strategy, allowing for the optimized utilization of existing resources and infrastructure, further contributing to production and cost improvements for the next several years, and providing mine plan flexibility with more areas for mining.

The aforementioned approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs.

The first phase of expansion at Sadiola broke ground in the fourth quarter of 2024 and advanced on schedule and on budget during the first quarter. Earthworks and structural fill, along with engineering, procurement, and mobilization for mechanical contractors are progressing well. Continued investment in the first phase expansion, including planned plant modifications and infrastructure upgrades, is consistent with prior estimates at $70 million in 2025. The first phase plant expansion involves installing additional crushing and grinding capacity in one of the processing plant lines, which will be dedicated to treating fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant starting during the fourth quarter of 2025. With the completion of plant modifications in the first phase, Sadiola is expected to produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next phase of expansion. The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start production in late 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine’s life, with AISC(1) expected to decrease to below $1,200 per gold ounce.

While the investment in the Sadiola Gold Mine Expansion Project is delineated in phases for planning purposes, these phases are part of an integrated development effort aimed at significantly increasing the Sadiola Gold Mine’s production, enhancing its profitability and longevity, and reaffirming the commitment to the Company’s stakeholders. This is demonstrated by the amounts invested in the Sadiola Gold Mine to date, which have allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2028 by which time both the modified existing plant and new plant will be commissioned and functioning.

Further, the Company is investigating the merits of a more progressive expansion of the existing plant beyond the year 2025, with the objective to target similar ultimate production levels at improved capital intensity. This will be achieved by advancing opportunities for optimization of the Sadiola Gold Mine Expansion Projects, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10 percentage points through the use of flotation and concentrate leaching. The progressive expansion would facilitate treatment of Fresh Ores, potentially reducing the requirements for a future single, major capital expenditure and accelerating gold production through increased plant throughput. These studies, supported by the Company’s phased investment, seek to improve Sadiola’s financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Gold Mine Project is proceeding as planned, reinforcing Allied’s commitment to operational excellence and long-term value creation.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

Sadiola Exploration

Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of economic oxide mineralization within the near-mine footprint, significantly enhancing the oxide resource base critical for the existing and planned processing infrastructure. Ongoing exploration activities at Sekekoto West, FE4, FE2 Trend and Tambali South are crucial to Allied’s strategy to leverage the existing resources and infrastructure to maximize production and cash flows in the short term.

During the quarter exploratory and resource drilling programs were conducted at Sadiola and Korali Sud. A total of 267 holes were drilled totalling 20,803 metres, by five exploration drill rigs. Resource and exploratory drilling programs continued at Sekekoto West, Tambali, and at FE2.5. Resource drilling was completed at the Diba deposit at Korali Sud along with the northern strike and eastern down-dip extensions.

Exploratory drilling at Sekekoto West was extended to the north and northwest during the quarter with drillhole intersections demonstrating that the deposit remains open to the north outside of the current pit designs. At FE2.5, infill oxide resource drilling was completed on 25 metre centers on the central portion of the eastern trend with drillhole intersections demonstrating continuity. This deposit remains open to the north where the favourable geological contact will be tested for a further 1.1 kilometres to the crest of the historic FE2 pit.

At the Tambali deposit, deeper core drilling of the fresh rock mineralization, beneath the oxide deposit, is being carried out on 100 metre section lines with a goal to be completed in the second quarter of 2025. Drillhole intersections demonstrate good continuity of economic mineralisation at depth. An updated geological model is in progress to be completed in the second quarter will guide resource estimation and conversion to reserves during the later portion of the year.

Sadiola Protocol Agreement

During the third quarter of 2024, the Company entered into a definitive protocol agreement (the “Agreement”) with the Government of Mali (the “State”), providing for renewal of the exploitation permit for Sadiola, advancement of the nearby Korali-Sud property including the issuance of a definitive exploitation permit for large-scale mining and processing of mined ore at the Sadiola plant, and the fiscal and regulatory framework for the phased expansion of the operations. Subsequent to the Agreement, other producers in the country reached similar arrangements with the State. The Agreement establishes a strong foundation for certainty and consistency, and leads to the Company continuing to operate in-country and able to pursue growth plans that result in stronger production and cash flow.

In particular, the Agreement provides several benefits for the Company, setting the stage for advancing the Company’s plans:

•	Permit Renewals: The Exploitation Permit for the Sadiola Gold Mine has been renewed for ten years, and allows for further renewals after the initial ten-year term until all Mineral Reserves are depleted. This renewal enables operational continuity and supports the Company’s phased expansion plan, which provide for the realization of Sadiola’s inherent value.

•	Fiscal and Regulatory Stability: The Agreement provides fiscal and regulatory stability, in which royalties align with the new mining code, although also provides for derogations from certain royalties. The derogations alone have substantial financial value, as compared to the mining code itself. In addition, the Company’s ownership of Sadiola remains at 80%, with the State owning a carried 20% (the State’s ownership of Korali-Sud increased to 35% on January 8, 2025, whereas the Company retained 65%) and maintain rights to fiscal stability, mediation and arbitration. As the Company was the first to complete negotiations and discussions culminating in the Agreement, the Company also secured a most-favoured-nations right which allows for it to claim any right or benefit settled with other companies operating in-country. This framework supports the phased expansion at Sadiola, fostering increased production and cash flow and creating a foundation for optimization projects to enhance recoveries and throughput.

•	Approval of Korali-Sud: Korali-Sud represents significant value and offers near-term production and cash flow, advancing strategic goals at Sadiola.

•	Potential Upside through Joint Ventures: The Company believes that entering into the Agreement has certain qualitative benefits which include increased goodwill which applies, in addition to other areas, to the pursuit of other in-country mining opportunities with the recently formed State mining company. These include nearby deposits which would benefit Sadiola.

•	Tax Stability: Under the Agreement, Mali has agreed to abandon all outstanding claims related to the Company’s customs, income and other tax matters up to the date of the Agreement, offering a clean slate for tax-related matters moving forward.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

The Agreement also provides for certain payments to the State. On October 12, 2024 the Company made an initial upfront payment. The Company made the final payment of 25 billion CFA francs $42.1 million on April 4, 2025. In addition, the Company also settled certain tax and other obligations. In accordance with IFRS, all amounts were expensed during the third quarter. The aforementioned items resulted in an impact to current income tax expense of $33.7 million, and $81.9 million to other losses in the third quarter of 2024. Lastly, part of the Company’s business plan, and reflected in the Agreement, is the Company undertaking to proceed with the phased expansion at Sadiola.

Sadiola Mineral Reserves and Mineral Resources

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together comprises the CDI Complex, with the two processing plants located only 20 km from each other.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information	For three months ended March 31,
(100% Basis)	2025	2024
Operating
Ore mined (M tonnes)	0.44	0.86
Waste mined (M tonnes)	5.23	3.71
Ore processed (M tonnes)	0.63	0.49
Gold
Production (Ounces)	19,671	18,631
Sales (Ounces)	20,924	21,304
Feed grade (g/t)	1.07	1.28
Recovery rate (%)	92.8%	91.9%
Total cost of sales per ounce sold(4)	$1,721	$1,880
Cash costs per ounce sold(1)	$1,390	$1,405
AISC per ounce sold(1)	$1,582	$1,737
Financial (In thousands of US Dollars)
Revenue	$60,224	$42,963
Cost of sales (excluding DDA)	(29,218)	(33,080)
Gross profit excluding DDA(1)	$31,006	$9,883
DDA	(6,799)	(6,806)
Gross Profit	$24,207	$3,077
Capital Expenditures (In thousands of US Dollars)
Sustaining	$14,928	$5,026
Expansionary	48	—
Exploration	1,974	1,650

For the three months ended March 31, 2025, Bonikro produced 19,671 ounces compared to 18,631 ounces in the comparative prior period. This was driven by increased throughput, as the focus remains on better ore fragmentation and increased crushed material availability.

The stripping of PB5 and PB3 during the first half of 2025 will expose higher-grade material for the second half of 2025, and full years 2026 and 2027. As a result of this, Bonikro will incur an anticipated $60 million of capital expenditures related to production stripping during 2025, further exposing higher-grade ore and leading to robust free cash flows in the years that follow when the rock movement and stripping ratio meaningfully decreases. As the waste stripping benefits not only 2025 but also the following two years of production, the AISC per Ounce Sold figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027. Waste stripping at Bonikro during 2026 and 2027 is expected to be negligible. The waste stripping in Bonikro will reduce as PB5 and PB3 mature and additional ore becomes available. Significant improvements have been made to mining productivity through maximizing operating hours, which will further be augmented with the introduction of new fleets from the mining contractor during the second quarter of 2025.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

As part of the Company’s broader objective of becoming more self-reliant, and as previously disclosed, backup generators were successfully installed in the second quarter of 2024 at its Côte d’Ivoire operations. This investment, spread across its in-country operations, effectively mitigated future power reliability risks. The Company remains on track in advancing initiatives to implement a centralized management model for both mines in CDI, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1). These efforts are expected to be finalized by mid-2025.

A number of cost saving initiatives that have been introduced have started to be realized with the planned completion of the integration project in the third quarter of 2025. Further improvements in the Côte d’Ivoire operations localization of senior personnel have been realized and will continue within 2025.

For the three months ended March 31, 2025, gold sales were slightly higher than production, due to timing of sales.

Bonikro Exploration

Resource and exploration drilling was conducted during the quarter on the Company’s mining licences and exploration licences, with the following drilling activity:

•	Hiré Mining Licence: 192 holes, comprising 10,437 metres

At the Hiré mine three rigs, active in the area of the Assondji-So ROM pad, defined 600 metres of additional continuous mineralization. Further step-outs to the west of the permitted mining area are planned for the second quarter. A second trend of mineralization was delineated immediately west of the Assondji-So pit at Marais, and at quarter end, an open-ended, 230 metre of strike of mineralization had been defined on 20 metre drill sections. Drilling commenced at Assondji-So South with three rigs at the end of the quarter.

On the Bonikro mining licence and exploration licence no work programs were undertaken, as anticipated.

Oumé Exploration

Resource and exploration drilling was conducted during the quarter on the Company’s mining licences and exploration licences, with the following drilling activity:

•	Oume Exploration Licence: 71 holes, comprising 8,361 metres

At the Oumé Project, drilling continued at Dougbafla North with further step out drilling and a 20-metre infill reverse circulation program has begun. Drilling over 1.2 kilometres of strike at Dougbafla Central, which lies between Dougbafla West and Dougbafla North, was completed with drillhole intersections demonstrating continuity of shear-hosted mineralization over the trend which remains open to the northeast for another kilometre.

Bonikro Mineral Reserve and Mineral Resource

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together comprises the CDI Complex, with the two processing plants located only 20 km from each other.

Agbaou Key Performance Information	For three months ended March 31,
(100% Basis)	2025	2024
Operating
Ore mined (M tonnes)	0.63	0.35
Waste mined (M tonnes)	8.77	5.53
Ore processed (M tonnes)	0.57	0.55
Gold
Production (Ounces)	19,137	18,216
Sales (Ounces)	18,563	18,964
Feed grade (g/t)	1.08	1.09
Recovery rate (%)	95.3%	94.1%
Total cost of sales per ounce sold(4)	$1,505	$2,146
Cash costs per ounce sold(1)	$1,466	$1,919
AISC per ounce sold(1)	$2,125	$2,125
Financial (In thousands of US Dollars)
Revenue	$51,738	$39,093
Cost of sales (excluding DDA)	(26,158)	(35,747)
Gross profit excluding DDA(1)	$25,580	$3,346
DDA	(1,783)	(2,334)
Gross Profit	$23,797	$1,012
Capital Expenditures (In thousands of US Dollars)
Sustaining	$10,831	$946
Expansionary	31	—
Exploration	688	—

For the three months ended March 31, 2025 Agbaou produced 19,137 ounces compared to 18,216 ounces in the comparative prior period.

Production for the three months ended March 31, 2025 was impacted by higher grades achieved in WP3 Satellite Pit and improved throughput achieved in the process plant. This performance was supported by mining fleet performance optimization and the implementation of additional short interval controls. This highlights the flexibility of Allied’s CDI operations in mining and processing ore and extracting value from various sources within the complex.

As the mine is progressing through the mining sequence, improvements in ore mined, and grades have been observed. Stripping ratios were slightly higher as the focus remains at WP7 to strip waste. WP7 stripping has shown exceptional progress in the first quarter of 2025, and the focus will be to add more resources to this pivotal mining area to secure the continuous ore availability at better grades within the second half of 2025 and first half of 2026.

The completion of mining oxides and transitional ore across all pits has led to a shift towards a higher proportion of fresh material mining, contributing to reduced mining rates.

| 24

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

With the Côte d’Ivoire mines now being with the same contractor, the Company has realized synergies and reduction of costs going forward. The Company is also advancing initiatives to implement a centralized management model for both mines in CDI, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1). These efforts are expected to be finalized in the third quarter of 2025.

Waste stripping at Agbale was advanced in the first quarter, and will provide access higher grade ore for the remainder of the year, which will be fed to the Agbaou mill.

The Company is focused on extending the life of its mines in Côte d’Ivoire through strategic exploration and resource management.

As part of the Company’s broader objective of becoming more self-reliant, and as previously disclosed, backup generators were successfully installed in the second quarter of 2024 at its Côte d’Ivoire operations. This investment, spread across its in-country operations, effectively mitigated future power reliability risks. The Company remains on track in advancing initiatives to implement a centralized management model for both mines in CDI, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1). These efforts are expected to be finalized by mid-2025.

Gold sales for the three months ended March 31, 2025 were slightly lower than production due to timing of shipments.

Agbaou Exploration

Resource and exploration drilling was conducted during the fourth quarter on the Company’s Agbaou mining licence, with drilling activity of 32 holes comprising 4,166 metres.

At Agbaou, and as part of the strategy to improve grade reconciliation and operational performance previously disclosed, confirmatory drilling with two coring rigs was advanced at West Pit 3 which delivered positive results confirming the model. Additional infill holes will be completed to add further confidence in the grade and widths of the mineralized structures ahead of mining. Further ad hoc drilling will be conducted into the second quarter. Exploratory drilling was conducted within the South Sat 3 pit and to the western side of the mine area along strike from South Sat 2, where drillhole intersections were made on 120 metre spaced drill fences within oxide; this area is planned for follow-up infill drilling in the second quarter.

Agbaou Mineral Reserve and Mineral Resource

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

| 25

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

5.	CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES

For details on the Sadiola Expansion Project please refer to the Sadiola section of Section 4 of this MD&A.

Notable progress relating to some the Company’s development and advanced stage exploration include, but are not limited to the following:

Kurmuk Project (100% Interest)(7), Ethiopia

Project Summary

The Kurmuk Project is an advanced stage development project in the Benishangul-Gumuz region of Ethiopia. The Company made the decision to advance the expanded Kurmuk Project, following a two-phase development plan requiring a total capital investment of approximately $500 million, funded by available cash on hand and cash flows from producing mines, and the Kurmuk stream and gold prepay entered into in the fourth quarter of 2024. First gold pour is expected mid-2026. Kurmuk is expected to deliver 175,000 gold ounces for the partial year of production in 2026, an average production level of approximately 290,000 gold ounces per annum over the first four years and 240,000 gold ounces per annum over the life of the mine at industry-leading AISC(1) below $950 per ounce. This represents a significant improvement over the original project, which was projected to average 200,000 ounces annually at similar capital costs, with further upside potential supporting an initial strategic target mine life of 15-years.

The Company holds an effective 100% ownership stake in the project; however, the Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line and substations are complete. The power supply construction agreement is in development and is expected to be completed and energized ahead of first production in mid-2026. An existing development agreement, signed with the Government of Ethiopia, spans an initial 20-year period and is renewable. The current project design encompasses the Dish Mountain and Ashashire deposits, with numerous exploration targets across the Kurmuk Project’s expansive 1,450 km2 exploration territory.

Capital expenditures of $280 million are anticipated for Kurmuk in 2025, with the remaining capital to be incurred in 2026 before production commences.

Progress

The Front End Engineering and Design (“FEED”) for the project’s critical components was successfully completed on schedule in 2023. The key outcomes of the FEED include:

•	A projected ten-year mine life based on the currently defined 2.7 million ounces in Proven and Probable Mineral Reserves, with an anticipated production of 290,000 ounces per year in the first four years and a life-of-mine AISC(1) of $950 per ounce. Kurmuk is expected to sustain over 240,000 ounces per year over a 10-year mine life, based solely on Mineral Reserves. This improvement is significant compared to the original project, which would have averaged 200,000 ounces annually at similar capital costs. By utilizing existing major equipment and contractor mining, the expanded project will be developed within the same capital requirements as initially planned.
•	A mining plan utilizing conventional open pit mining techniques with internationally recognized mining contractors and a robust process design using proven technologies.
•	An increase in plant throughput from 4.4 Mt per year in the 2022 Definitive Feasibility Study to 6.0 Mt per year, representing a 38% increase.
•	Estimated pre-production costs of approximately $500 million.
•	Anticipated first production in mid-2026.

The project implementation team features strong African project delivery capabilities. Operational readiness remains a key focus, with planning and preparation activities underway, including the appointment of the General Manager and other key operating positions.

The Company continues to track well against plan for the Kurmuk Project, having achieved key milestones and progress during the first quarter of 2025. The Company is well-positioned to achieve the goal of commencing production by mid-2026. Notable updates include:

◦	Over one million man-hours were achieved without a Lost Time Injury this quarter, reflecting the project’s commitment to safe execution.
◦	Engineering and Procurement reached approximately an 80% progress, and transportation of major equipment to site is underway.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

◦	Bulk earthworks and structural fills at the plant terrace are nearing completion during the quarter. Key areas, including crushing, grinding and leaching, were handed over to the civil works contractor, which progressed rebar and concrete activities according to plan.
◦	Significant bulk earthworks progress outside the plant area was achieved ahead of the rainy season, including:
▪	Construction of the Water Storage Dam is ahead of schedule, in preparation for the upcoming wet season.
▪	Clearing and grubbing have been completed for the explosives magazine and emulsion facilities; terracing works have commenced.
▪	Progress continues on the Tailings Starter Dam wall, with a focus on advancing works ahead of the wet season.
▪	Clearing and grubbing are complete on the airstrip, and preliminary earthworks are underway.
▪	The revised contracting strategy for the haul road and Tailings Facility - engaging a local rather than international contractor is delivering positive outcomes.
◦	Structural, Mechanical, Plate and Piping (SMPP) contractor fabrication is progressing well, and site mobilization is progressing through a phased approach focusing on erecting the camp ancillary structures.
◦	The construction camp was completed in the fourth quarter of 2024. Execution of the main accommodation camp is ongoing to support the growing mobilization.
◦	Preparations for major equipment deliveries are progressing. Maintenance of the main access road continues, and heavy lifting equipment has been delivered to site in readiness for mechanical erection activities.
◦	The Hazard and Operability review has been finalized, alongside the completion of the electrical power system stability review.
◦	Significant progress was achieved on the upgrade of the Horazab Town community centre, which is now operational and pending only minor finishes, reinforcing the Company’s ongoing commitment to community engagement.

Further, as previously disclosed, the mining contract for Kurmuk has been awarded to Mota-Engil, which is performing contract mining services at the Company’s West Africa operations. The Company is advancing pioneering mining activities to allow sufficient time for the establishment of access and of infrastructure, before the rainy season, and advance training of mining personnel ahead of the arrival of the main mining fleet. Mining activities will continue through the year and into 2026 with the objective of preparing the mine and building ore stockpiles to support the commissioning stage and start of operations. Kurmuk is expected to ramp-up production by mid-2026, contributing an estimated 175,000 ounces of gold to the latter half of the 2026 outlook. For the quarter ended March 31, 2025, $56.2 million was spent on the Kurmuk Project, comprising direct construction capital expenditures and exploration activity.

The Company remains on track for physical and budgetary progress of the Kurmuk Project. In 2024 the Company focused on detailed and optimized execution planning, favourable contract negotiations with local contractors which lowered upfront required payments, higher local contractor deployment with lower mobilization costs and better schedule, and a redesign of certain earthworks which have reduced quantities and related schedule. Additionally, the signed Power Purchase Agreement (“PPA”) with Ethiopian Electric Power secures reliable hydroelectric energy, further confirming the project’s cost economics as a low-cost producer by ensuring access to one of the world’s most affordable and sustainable power sources. The power line and substation are in the development stage phase and are expected to be finalized and energized ahead of first production in mid-2026.

Lastly, a third quarter update in 2025 is planned for Kurmuk Mineral Resources, Mineral Reserves and exploration to demonstrate Kurmuk’s potential for extension of mine life, taking advantage of the increased plant capacity. The Company expects Kurmuk to produce an average of 290,000 ounces per year for the first four years and 240,000 ounces per year on average for the mine’s life, with AISC(1) below $950 per ounce.

Project Exploration

During the quarter resource drilling was focused on infill resource drilling on the strike extension of Dish Mountain Resource and on the Dish Mountain Northern Prospects. Exploratory drilling and channel sampling was undertaken at the Tsenge Prospect. A total of 43 holes for 7,996 metres was drilled by five exploration drill rigs. At quarter end, the drilling programs were 41%, 89% and 5% complete for Dish Mountain Resource Extension, Dish Mountain Northern Prospects and Tsenge Prospect, Setota Hill infill respectively. Drilling at Helipad Hill was completed early in the quarter. Reprioritization of extensional drilling at Dish Mountain was ongoing during the quarter based on receipt of results to refine and reduce the total program to focus on areas where immediate depth and strike extensions of the pit design could be made for further resource and reserve additions.

The Tsenge scout drilling program remained on hold during the quarter and will restart in the second quarter. The Tsenge field exploration camp was established at end of the first quarter as a regional camp for accelerating the drilling programs.

| 27

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

A drill program has been planned over Ashashire with a goal to test for extensions of the mineralization to depth.

Kurmuk Power Purchase Agreement

On August 19, 2024, the Company announced that its subsidiary, Kurmuk Gold Mine PLC, which owns the Kurmuk Project, entered into a definitive PPA with Ethiopian Electric Power to secure a reliable, competitive, and sustainable energy supply for Kurmuk throughout the life of the mine. This is an important milestone in the project’s development, as a steady supply of hydroelectric power ensures that Kurmuk remains one of the lowest AISC(1) projects in the world. Ethiopia is a low-cost power producer, generating power almost entirely through hydroelectric sources, making it one of the most durable and cleanest power supplies globally.

Key Terms of the Agreement:

•	Term: The Power Purchase Agreement will be in effect for a period of twenty years and may be extended by mutual agreement.
•	Energy Charge: The agreement secures a flat energy charge of $0.04 per kWh, applicable from the supply commencement date and remaining fixed for the entire term, providing cost certainty for the project.
•	Renewable Energy Source: The project will benefit from Ethiopia’s predominantly renewable energy sources, aligning with the Company’s commitment to sustainable mining practices.
•	Transmission Line Construction: Electrical grid power will be supplied to the operation via a 75-kilometre, 132 kV power line, which is expected to be completed and energized ahead of first production in mid-2026, with substations at Asosa—a major city near the project—and at the project site. The government will provide the grid connection, which will increase their equity stake in Kurmuk Gold Mine PLC from 5% to 7%, as defined in the Kurmuk Development Agreement. On-site power will be distributed via a network of 11 kV power lines.

Securing the terms of the PPA marks a key milestone in advancing the Kurmuk Gold Project, cementing its path to becoming a low-cost producing mine for the Company. This agreement not only ensures the project’s financial viability by locking in low energy costs but also reinforces Allied’s strategic focus on leveraging sustainable energy solutions, positioning Kurmuk as a model for responsible mining in the region.

Kurmuk Mineral Reserve and Mineral Resource

At Kurmuk, work to refine the geological framework of the mineralization in anticipation of the start of mining operations in the next months is ongoing. A detailed litho-structural surface map of Dish Mountain has been generated, utilizing numerous rock exposures uncovered during construction. This information, along with drilling being done to extend mineralization in Dish Mountain, is currently being integrated into the three-dimensional litho-structural model. Infill drilling is progressing well, and by the third quarter of 2025, the Company expects an updated Mineral Resources and Mineral Reserves statement that will further define Proven and Probable Mineral Reserves, Measured and Indicated Mineral Resources. This update will be followed by a revised life of mine plan with a focus on the start of operations and is targeted to de-risk the ramp-up and further improve production levels at Kurmuk, particularly in the first years of operations. Although not expected to be included in the third quarter of 2025 update, drilling at Tsenqe continues to return encouraging intersections, and the Company anticipates declaring an initial Mineral Resource for this area in late 2025. The Company’s objective is to increase and demonstrate a growing mineral inventory at Kurmuk to extend the mine life and take advantage of the increased plant capacity and mine sequencing, the Company is well positioned to target production levels above the current expected range of 240,000-290,000 ounces per year.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

New York Stock Exchange Listing

Allied is pursuing a listing on the New York Stock Exchange (“NYSE”) and has reserved the ticker symbol “AAUC” in connection with the proposed listing. The Company is advancing its listing application and expects to be listed on the NYSE by mid-June, 2025; however, there can be no assurance that it will receive listing approval from the NYSE to complete such listing. Allied believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in Allied’s common shares, and increased research coverage from U.S. investment banks. Finally, the listing is expected to provide the opportunity for broader index inclusion.

| 28

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

Sadiola Strategic Arrangements

Among the matters for strategic review in 2024, the Company reviewed its power supply strategy for Sadiola with the objective of increasing its energy self-reliance, reducing its dependence on fossil fuels, and optimizing the asset’s long-term cost structure, while aligning with the State of Mali support of mining companies improving their self-generation capacity and putting less demand on the national grid. Allied also sought to improve its regional and national competencies and in-country relationships in support of its growth initiatives and optimize its Mali operations with the ultimate objective of enhancing shareholder value. In this context, the Company considered that one of the potential arrangements would be to create a joint venture at Sadiola that would also support funding its expansion plans.

The Company engaged with possible strategic partners with strong technical and financial capabilities as well as regional and national experience and competencies. Ambrosia Investment Holding (“Ambrosia”), an Emirati entity, was one of these parties and soon became the most advanced in the process. Ambrosia expressed a strong interest in creating an alliance that included power generation and acquiring an indirect interest in Sadiola. On February 25, 2025, the Company announced a strategic partnership with Ambrosia comprising a private placement, the purchase of 50% of Allied’s indirect interest in SEMOS (the operating company that directly owns the Sadiola mine) and related joint venture agreement, and a long-term power supply arrangement to provide power to Sadiola.

On April 11, with the expiry of an extended period of price protection provided by the Toronto Stock Exchange, the Company determined not to proceed with the private placement although Ambrosia indicated, and has continued to indicate, a willingness to continue advanced discussions relating to the joint venture and long-term power supply arrangement for Sadiola. Both Ambrosia and the Company have begun to engage in discussions with Malian authorities relating to these arrangements and those discussions are progressing. While the Company is committed to advancing to conclusion the arrangements with Ambrosia, the Company has received a proposal from another party for a similar arrangement that would provide for the purchase of a smaller interest in Sadiola, although otherwise on comparable terms as those in the Ambrosia arrangements. This proposal is not as advanced as the arrangements with Ambrosia although the Company is advancing discussions relating to the proposal. In addition, as the Company continues assessing its power supply strategy, it has expanded the scope of review in light of the Government of Mali’s encouragement to increase energy self-reliance in mining operations. As a result, the Company has begun discussions with the Malian authorities and private power providers for a broader power solution for Sadiola, sponsored by Allied, and in which the Company would be an investor and the purchaser of power under a suitable power purchase agreement.

As the Company evaluates all of these alternatives and opportunities regarding Sadiola, it continues advancing its ongoing optimizations and expansion projects, with the first phase expansion expected to be completed on budget and schedule later this year, and the second phase expansion will follow after that.

Bought Deal Public Offering and Concurrent Block Trade

Subsequent to quarter end, the Company successfully closed on a bought deal public offering, and a significant shareholder of the Company completed a concurrent block trade transaction of common shares owned by such shareholder. The offering was for an aggregate of 17,250,000 common shares at a price of C$5.35 per share for aggregate gross proceeds of $66.8 million and net proceeds of $64.0 million.

Enhancing market liquidity remains a key objective for the Company. Over the past 18 months, average daily trading volume—measured over a 20-day period—has increased approximately ninefold. Each of the significant shareholder’s block trade and the Company’s offering are expected to further improve trading liquidity in advance of the Company’s planned listing on the New York Stock Exchange. These transactions also support broader index inclusion and additional investor interest, all of which should help the Company’s share price better reflect the Company’s intrinsic value per share.

The Company intends to use the net proceeds from the offering to fund its optimization and growth initiatives, including advancing studies and engineering work to improve recoveries at Sadiola, supporting exploration and mine life extension studies in Côte d’Ivoire, and conducting additional exploration and development activities across its broader asset portfolio. The proceeds of the offering are expected to assist the Company in accelerating value creation from these assets and activities.

Gold Prepaid Forward Arrangement

On December 19, 2024 the Company entered into a Gold Prepaid forward arrangement with select lenders (the “Prepay Lenders”), for a total advance amount of $75 million. Under this arrangement, the Company will deliver to the Prepay Lenders an aggregate of 2,802 ounces of gold per month over a period of twelve months, starting in October 2026. The Prepay Lenders include National Bank of Canada, Macquarie Bank Limited and Citibank, N.A.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

The Gold Prepay arrangement is a low cost of capital financing and represents the latest component of the previously announced comprehensive financial package for the construction and development of the Kurmuk Project which once in production will significantly increase production overall for the Company and generate robust and increasing cash flows.

Zero-Cost Collar Execution

To further support its fully-funded plan, on April 12, 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from May 2024 to March 2025, for a total of 110,000 ounces, with a put of $2,200 per ounce and a call of $2,829 per ounce. Further, in the fourth quarter of 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from April 2025 to December 2026, for a total of 210,000 ounces, with a put of $2,200 per ounce and a call of $3,125 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price.

On May 7, 2025, the Company completed a gold price protection program that ensures a minimum price of $3,048 per ounce and full upside to $4,000 per ounce on gold production of 15,500 ounces per month from June 2025 through to March 2026, equalling a total of 155,000 ounces. Inclusive of already existing gold production under preceding gold price protection through March of 2026, this represents approximately 75% of total production in that period, thereby ensuring higher margins and cash flows as the Company completes the development of Kurmuk.

Precious Metals Purchase Agreement with Wheaton Precious Metals

On December 5, 2024 the Company entered into a streaming transaction with Wheaton Precious Metals International Ltd. (“WPMI”), a wholly-owned subsidiary of Wheaton Precious Metals Corp., (“Wheaton”). Under the terms of the streaming agreement, Allied will receive an aggregate $175.0 million upfront cash payment (the “Advance Amount”), in four equal instalment payments, to support the funding of its growth strategy underpinned by the development of its low-cost, fully permitted, and highly prolific Kurmuk Project in Ethiopia. The first of the four planned payments from Wheaton is in the amount of $43.75 million and the funds were made available upon Allied satisfying the relevant Kurmuk stream agreement customary conditions on December 19, 2024.

The stream transaction with WPMI strongly endorses the quality and significant value of the Kurmuk Project, and the ongoing execution and exploration efforts being carried out by the Company. This Stream Transaction further advances the Company’s financial strategy during its transformative growth phase at an attractive cost of capital, contributing to de-risking Kurmuk’s execution with a comprehensive financing package supporting the advancement of initiatives to unlock further upside potential and maximize shareholder value.

WPMI will having the right to purchase 6.7% of payable gold from the Company’s Kurmuk mine (the “Stream”), which will step down to 4.8% of payable gold after the delivery of 220,000 ounces of gold. WPMI will make ongoing payments of 15% of the spot gold price for each ounce delivered under the Stream. The Stream will cover the existing Kurmuk mining licence and until 255,000 ounces of gold have been delivered to WPMI, any mineral interests located within a 50 km radius of the mining licence which are processed at the Kurmuk plant.

In the event of a change of control of Allied prior to the earlier of January 1, 2027 and achievement of completion, Allied has the option to buyback one third of the Kurmuk Stream. WPMI has been granted a right of first refusal on any future precious metal streams, royalties, prepays or similar transactions on the Kurmuk Project. Allied is expected to comply in all material respects with the International Finance Corporation’s Performance Standards on Environmental and Social Sustainability, the Voluntary Principles on Security and Human Rights, the Global Industry Standard on Tailings Management, and WPMI’s Partner/Supplier Code of Conduct, which outlines WPMI’s expectations with regard to environmental, social and governance (“ESG”) matters.

Transaction Rationale

•	Crystallizes Significant Inherent Value in Kurmuk - The Stream Transaction recognizes the inherent value of the Company’s Kurmuk Project and implies a valuation multiple significantly higher than that at which the Company’s shares currently trade in the market and the price at which the Company went public.
•	Attractive Cost of Capital - The Company evaluated different financing options as part of an exhaustive process, concluding that this Stream Transaction provides much better cost of capital than any other alternative. The Stream agreement offers a competitive cost of capital based on Kurmuk’s Proven & Probable Mineral Reserves and remains favourable when assuming Mineral Resources conversion and exploration upside within the mining licence.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

•	Financial Strategy - The Stream Transaction marked another significant milestone in completing the planned comprehensive financial package for the Kurmuk Project.
•	Exploration Upside Retained - Allied’s strategic objective for Kurmuk is to achieve a multi-decade mine life at production levels equal or above the average life of mine of 240,000 ounces of gold per year, leveraging on the project’s highly prospective land package. As result of the Stream Transaction, Allied retains full exposure to the significant exploration upside beyond the mining licence, include the Tsenge, Agu and Dull Mountain targets among others. The Company is advancing a $7.5 million exploration program at Kurmuk focused on near mine extensions and regional targets where Allied sees the best potential to increase mineral inventories.
•	Flexibility in Stream Deliveries - Allied can accelerate the step-down stream rate by supplementing planned deliveries with ounces produced from outside the Large-Scale Mining Licence.

Public Offering of Common Shares

During the fourth quarter of 2024, the Company closed a public offering of common shares, resulting in a total issuance of 71.3 million common shares in the capital of the Company at a price of C$3.10 per Share for aggregate gross proceeds of $162.1 million (C$221.0 million). The Company intends to use the net proceeds of the offering to support the funding of its optimization and growth initiatives, including in relation to all rights and obligations dealing with and allowing for continuous management, optimizations, advancements, improvements and phased expansion of the Sadiola Mine, and in respect of costs associated with the Kurmuk development project. The Offering is part of the Company’s previously announced broader financing plan, which also includes a gold stream and gold prepay facility on the Kurmuk Project, intended to enhance financial flexibility to unlock significant value.

Precious Metals Purchase Agreement with Triple Flag Precious Metals

On August 14, 2024, the Company closed the streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, Allied received a $53.0 million upfront cash payment (the “Advance Amount”) and will receive an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds.

The transaction recognizes the inherent value of the Company’s CDI mines and implies a valuation multiple significantly higher than that at which the Company’s shares currently trade in the market and the price at which the Company went public. CDI comprises the Agbaou and Bonikro mines, which are located in Côte d’Ivoire within the Birimian Greenstone Belt. Allied is targeting a sustainable production platform of 180,000-200,000 gold ounces per annum on a combined basis and a mine life greater than 10 years, driven by an extensive exploration program, cost optimizations, and process improvements aimed at extending mine life and increasing value. The Company evaluated different financing options as part of this process, concluding that this transaction provides a much better cost of capital than any other alternative, including equity financing. The streaming agreement offers a competitive cost of capital based on Proven & Probable Mineral Reserves and remains favourable when assuming Mineral Resource conversion and exploration upside. Lastly, the Advance Amount ensures self-funding for Allied’s extensive exploration program for CDI, to advance highly prospective sites such as Oume, Akissi-So, Agbalé, and other targets. It also allows for the acceleration of improvement projects to increase the reliability of operations, optimize plant capacity, and bring forward value and extensions of mine life. Allied expects this flexibility to facilitate capturing further upside beyond the current life of mine plans. These enhancements are designed to increase asset value and unlock upside potential without diminishing shareholder equity.

6.	MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Please refer to Section 12: Cautionary Statements and Internal Controls Over Financial Reporting – Notes on Mineral Reserves and Mineral Resources for further details.

2024 Year-End Mineral Reserves and Mineral Resources Summary

Allied’s near-term guidance and longer-term outlook are supported by its Mineral Reserves and Mineral Resources, which ensure the reliability and sustainability of the Company’s production platform while also providing the flexibility to increase near-term production and cash flows from high-yield near-mine targets. This year, Allied has conducted a thorough review of its mining design parameters, leading to the adoption of more conservative assumptions, especially regarding operational factors such as mining selectivity and dilution. This strategic adjustment aims to improve ore control procedures and the short-term predictability of operations. It also serves to offset the impact of increased Mineral Reserves together with the depletion resulting from mining activities in 2024. The Company is optimistic that its exploration efforts will continue to increase mineral inventories, with a goal to achieve additional growth by the end of 2025.

| 31

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

As of December 31, 2024, the Proven and Probable Mineral Reserves were reported at 10.8 million ounces of gold, contained within 237 million tonnes at a grade of 1.42 g/t. This figure remained relatively unchanged compared to the previous year. The stable reserve balance reflects the addition of new Mineral Reserves, the depletion of reserves due to production in 2024, and adjustments to the economic and design parameters outlined above. Similarly, the total Measured and Indicated Mineral Resources stood at 15.7 million ounces of gold, contained within 327 million tonnes at a grade of 1.49 g/t. This is nearly the same as the previous year’s figure of 16.0 million ounces, with the slight decrease attributed to the conversion of Inferred Mineral Resources, which at year-end 2024 totalled 1.4 million ounces contained within 33.7 million tonnes at a grade of 1.33 g/t.

The Company’s 2024 year-year-end statement is provided below.

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2024.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	18,427	0.50	295	131,232	1.59	6,702	149,659	1.45	6,997
Korali-Sud Mine	1,151	0.70	26	4,188	1.23	166	5,340	1.12	192
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	6,021	0.76	147	5,961	1.55	297	11,982	1.15	444
Agbaou Mine	2,241	1.66	115	7,250	1.47	343	9,491	1.53	458
Total Mineral Reserves	49,704	1.03	1,645	187,302	1.53	9,187	237,006	1.42	10,832

Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2024.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	19,833	0.55	349	192,248	1.55	9,610	212,081	1.46	9,958
Korali-Sud Mine	1,194	0.73	28	6,411	1.29	266	7,605	1.20	294
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	9,649	1.08	336	30,565	1.37	1,345	40,214	1.30	1,681
Agbaou Mine	1,748	2.29	129	7,579	2.06	502	9,327	2.10	631
Total Mineral Resources (M&I)	52,896	1.17	1,990	274,242	1.55	13,694	327,137	1.49	15,684

Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2024.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	14,271	1.08	496
Korali-Sud Mine	316	0.73	7
Kurmuk Project	5,980	1.62	311
Bonikro Mine	11,129	1.33	474
Agbaou Mine	1,986	2.35	150
Total Mineral Resources (Inferred)	33,683	1.33	1,439

Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

Mineral Reserve and Mineral Resource Reporting Notes

1.	Metal Price, Cut-off Grade, Metallurgical Recovery:

	Mineral Reserves	Mineral Resources

Sadiola (80%)	Price assumption: $1,700/ounce gold Open pit cut-off grades range from 0.31 to 0.78 g/t gold	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold

Korali-Sud (100% as at December 31, 2024, 65% as at January 8, 2025)	Price assumption: $1,800/ounce gold Open pit cut-off grades range from 0.31 to 0.78 g/t gold	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold

Kurmuk (100%)(7)	Price assumption: $1,500/ounce gold. Selected pit shells using value of $1,320/ounce gold for Ashashire and $1,440/ounce gold for Dish Mountain.	Price assumption: $1,800/ounce gold Open pit cut-off grade of 0.5 g/t gold
Open pit cut-off grades range from 0.30 to 0.45 g/t gold

Bonikro (89.89%)	Price assumption: $1,800/ounce gold Open pit cut-off grades range from 0.57 to 0.63 g/t gold.	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold

For Agbalé, a $1,800/ounce gold was used with cut- off grades varying from 0.67 to 0.78 g/t gold.

Agbaou (85%)	Price assumption: $1,800/ounce gold Open pit cut-off grades range from 0.41 to 0.63 g/t gold	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold

2.	Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Korali-Sud’s ownership was increased to 35% owned by the State of Mali on January 8, 2025.

3.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

4.	The Measured and Indicated Mineral Resource estimates are inclusive of those Mineral Resource estimates modified to produce the Mineral Reserve estimates.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.	Mineral Reserves and Mineral Resources are reported as of December 31, 2024.

7.	For the Qualified Person responsible for the Mineral Reserve and Mineral Resource estimates, see Section 12: Cautionary Statements and Internal Controls Over Financial Reporting of this MD&A.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

7.	FINANCIAL CONDITION AND LIQUIDITY

(In thousands of US Dollars)	As at March 31, 2025	As at December 31, 2024
Current Assets (including Cash and Cash Equivalents)	$407,341	$449,286
Non-Current Assets	992,641	870,568
Total Assets	$1,399,982	$1,319,854
Current Liabilities	542,703	485,003
Non-Current Liabilities	448,389	418,554
Total Liabilities	$991,092	$903,557
Equity attributable to Shareholders of the Company	339,753	345,765
Non-controlling interest	69,137	70,532
Total Equity	$408,890	$416,297

Net Working Capital(3)	$(28,083)	$60,639

Total assets were $1,400.0 million as at March 31, 2025, compared to total assets of $1,319.9 million as at December 31, 2024. The Company’s asset base is primarily non-current assets such as property plant and equipment, mining interests and exploration and evaluation assets. This reflects the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, trade receivables, prepayments and other receivables (consisting of value-added taxes in the jurisdictions in which the Company operates), and cash and cash equivalents. Notable changes from the prior year are related to capital expenditures at Kurmuk, general increases to mineral property, plant and equipment due to ongoing operations, and general changes to working capital, with a decrease in finished goods inventory related to Korali-Sud ore at Sadiola.

Total liabilities as at March 31, 2025, were $991.1 million compared to $903.6 million as at December 31, 2024. The increase is predominantly attributable to working capital movements. Other significant liabilities include: provision of closure & reclamation, deferred and contingent consideration, trade and other payables, and income taxes (payable and deferred).

Cash and Working Capital

Cash and cash equivalents were $232.3 million as at March 31, 2025, compared to $225.0 million as at December 31, 2024. The cash balance was impacted by capital expenditures at Kurmuk, general increases to mineral property, plant and equipment due to ongoing operations, and general changes to working capital, with a decrease in finished goods inventory related to Korali-Sud ore at Sadiola. The Company has sufficient cash on hand, and liquidity to fully manage its business. The Company believes that it is able to meet its obligations as they come due with funds from future draws on the Wheaton Precious Metals streaming arrangement, and cash flows from operating activities. Further, as noted, subsequent to quarter end the Company closed a bought deal offering for gross proceeds of $66.8 million.

Net working capital(3) was a deficit of $28.1 million at March 31, 2025, compared to $60.6 million at December 31, 2024. However, as noted above, the Company closed a bought deal after quarter end.

Total Borrowings

The total borrowings, including the convertible debentures of the Company at March 31, 2025 were $107.3 million compared to $96.4 million as at December 31, 2024.

Current borrowings are associated with the convertible debentures, net of transaction costs, and movements from the prior period are fully associated with the mark-to-market of the instrument.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

LIQUIDITY

The Company plans to meet its spending commitments, which include continued spending on business development activities, exploration and project development (notably the Sadiola Expansion Project and the Kurmuk Project), with funds on hand, cash flows from operating activities and draws from the $175.0 gold stream from Wheaton Precious Metals International Ltd stream noted below. Further, as noted, subsequent to quarter end the Company closed a bought deal offering for gross proceeds of $66.8 million.

Allied also successfully executed a number of strategic transactions in the prior year, further improving the Company’s financial flexibility. The strategic direction was prompted by management’s belief that capital markets were not fully capturing the inherent value of the Company’s assets, leading Allied to seek alternative sources of capital. The Company completed these transactions with high quality counterparties, achieving a relatively low cost of capital, while crystallizing value upfront and bridging the gap between market value and inherent value to market participants.

The transactions included the share offering for aggregate gross proceeds of $161.6 million, and the $250.0 million Kurmuk funding package comprising a gold stream of $175.0 with Wheaton Precious Metals International Ltd. and a $75.0 million Gold Prepay facility for the Kurmuk development project. The streaming transaction with a partner of the scale and quality of Wheaton validates the inherent value opportunity at Kurmuk, including its engineering, design and ongoing development along with its strong geological upside potential. The Gold Prepay facility brings forward cash flows and include a built-in gold price hedge amidst favourable market prices. The prepay begins gold deliveries after Kurmuk’s anticipated mid-2026 construction timeframe, further balancing the cash requirements for its construction.

The aforementioned activities provide the Company with flexibility to finance its share of the Sadiola phased expansion without relying on operating cash flows following the construction of Kurmuk in 2026. Other operational improvements and production increases are expected to begin generating significant cash flow in the coming quarters, providing additional financial flexibility for the Company to balance its allocation of capital and pursue other high return opportunities. This includes but is not limited to, further development of its CDI complex to create a complex with a strategic production level of 180,000 ounces per year for over 10 years. The Company is currently performing a review to advance the opportunities identified in the strategic plan to the next phases of definition and planning, including an update on Oume, which is expected to be completed by year-end along with the advancement of exploration and development targets in the Hiré and Agbaou land packages. Further updates will be provided throughout the year on these initiatives.

To further support its fully-funded plan, on April 12, 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from May 2024 to March 2025, for a total of 110,000 ounces, with a put of $2,200 per ounce and a call of $2,829 per ounce. Further, in the fourth quarter of 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from April 2025 to December 2026, for a total of 210,000 ounces, with a put of $2,200 per ounce and a call of $3,125 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price.

On May 7, 2025, the Company completed a gold price protection program that ensures a minimum price of $3,048 per ounce and full upside to $4,000 per ounce on gold production of 15,500 ounces per month from June 2025 through to March 2026, equalling a total of 155,000 ounces. Inclusive of already existing gold production under preceding gold price protection through March of 2026, this represents approximately 75% of total production in that period, thereby ensuring higher margins and cash flows as the Company completes the development of Kurmuk.

Lastly, the Company has immediately available credit of $50.0 million (inclusive of a $10.0 million accordion) under its revolving credit facility, which remains undrawn.

The Company’s near-term financial obligations include capital commitments and other financing commitments of $199.9 million, interest payments of $9.4 million and deferred and contingent consideration of $5.5 million, along with accounts payable and accrued liabilities.

| 36

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows:

	For three months ended March 31,
(In thousands of US Dollars)	2025	2024
Operating cash flows before income tax paid, government settlements and working capital(6)	$100,788	$37,994
Income tax paid	(7,904)	(486)
Operating cash flows before movements in working capital(6)	$92,884	$37,508
Working capital movement(6)	28,246	(45,440)
Net cash generated from (used in) operating activities	$121,130	$(7,932)
Net cash used in investing activities	(103,870)	(21,369)
Net cash used in financing activities	(6,677)	(3,859)
Net increase (decrease) in cash and cash equivalents	$10,583	$(33,160)

Operating Activities

Net cash generated from operating activities for the three months ended March 31, 2025 was $121.1 million compared to an outflow of $7.9 million in the prior year comparative period. Current period cash from operating activities was positively impacted by higher realized gold prices and importantly, by the proceeds from the Korali-Sud production inventoried at Sadiola as of December 31, 2024 that was sold during the first quarter. With regards to the advanced dividend-in-kind, current period cash flows remain unaffected, although future cash outflows are avoided. Prior year operating cash flows were impacted by a working capital outflow. The positive working capital impact for the quarter is predominantly related to the reduction of Korali-Sud finished goods inventory at Sadiola as anticipated and guided, which resulted in a working capital inflow. This inflow was partially offset by a $12.4 million accounts receivable increase which has since reversed.

Operating cash flows before income tax paid, government settlements and movements in working capital for the three months ended March 31, 2025 increased significantly, at $100.8 million, compared to $38.0 million in the prior year comparative period. The increase was related to higher realized gold prices and the sale of the Korali-Sud finished goods inventory noted above. Prior year operating cash flows were not impacted by any unusual items.

Working capital movement(6) for the three months ended March 31, 2025 impacted cash flows by $28.2 million, compared to a negative impact of $45.4 million in the prior year comparative quarter. The positive working capital impact for the quarter is predominantly related to the reduction of Korali-Sud finished goods inventory at Sadiola as anticipated and guided, which resulted in a working capital inflow. This inflow was partially offset by a $12.4 million accounts receivable increase which has since reversed.

Investing Activities

For the three months ended March 31, 2025, net cash used in investing activities was $103.9 million compared with $21.4 million in the prior year comparative period. Investing outflows in the current period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk construction-related activities, owner costs and capitalized borrowings.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended March 31, 2025, net cash used in financing activities was $6.7 million, compared to an outflow of $3.9 million in the comparative prior year period. Current period cash outflows from financing activities were reflective of the capitalization of interest payments and borrowing costs on the Company’s convertible debentures, which are included as part of additions to property, plant and equipment, along with a dividend payment to the Government of Mali. Prior quarter financing cash flows were impacted by interest payments on the convertible debentures, which were not capitalized due to the Company having no eligible assets at the time.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and borrowings, net of cash and cash equivalents, as follows:

(In thousands of US Dollars)	As at March 31, 2025	As at December 31, 2024
Total Equity	$408,890	$416,297
Current and Non-Current Borrowings	107,279	96,356
	$516,169	$512,653
Less: Cash and cash equivalents	(232,250)	(224,994)
	$283,919	$287,659

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company manages its discretionary spending to align with cash availability and future cash flow forecasts. Amounts above may be higher or lower than expected depending on cash flows generated during the year.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2025, shown on an undiscounted basis:

(In millions of US dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$—	$—	$107.3	$—	$107.3
Interest	9.4	18.8	4.1	—	32.3
Accounts payable and accrued liabilities	275.4	—	—	—	275.4
Reclamation and closure costs	0.1	8.9	37.9	125.0	171.9
Deferred and contingent consideration	5.5	55.4	59.1	—	120.0
Capital and other financial commitments	199.9	13.4	1.2	0.4	214.9
Total contractual obligations and commitments	$490.3	$96.5	$209.6	$125.4	$921.8

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value. There are no options issued or outstanding. The following table summarizes the Company’s common shares and securities convertible into common shares as at the following dates:

(In millions of units)	As at May 6, 2025	As at March 31, 2025	As at December 31, 2024
Common Shares issued and outstanding	346.1	328.9	328.9
Stock options(5)	0.6	0.6	0.6
Restricted share units(5)	12.2	5.9	3.5
Performance share units(5)	3.3	3.3	—
Deferred share units(5)	0.1	0.1	0.1
Total Shares and Convertible Securities Issued and Outstanding(5)	362.3	338.8	333.1

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

8.	ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Annual Information Form of the Resulting Issuer, which is available on SEDAR+ at www.sedarplus.com. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements.

METAL PRICE RISK

The Company’s profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company’s properties, primarily gold. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

London PM Fix Price

During the three months ended March 31, 2025, spot gold prices (as measured by the London PM Fix price) averaged $2,860 per ounce, compared to $2,071 per ounce in the prior year. During the period, the highest price was $3,115 per ounce and the lowest price was $2,633 per ounce.

Gold prices reached all-time highs in the first quarter of 2025, surpassing $3,000 per ounce and providing a year-to-date return of almost 20%. Uncertainties surrounding tariffs, volatile equity markets and a weaker US dollar all contributed to gold’s strength. Investor interest was evident as global ETF holdings reached the highest level seen since September 2023. In the short-term, gold prices are likely to continue to be driven by financial market uncertainties, geopolitical tensions, and the US Federal Reserve policy signals. Going forward, more accommodative global monetary policies, sustained central bank interest and continued investor demand should be supportive of gold over the longer term.

CURRENCY RISK

Currency fluctuations may affect the Company’s assets and liabilities and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a significant portion of the Company’s operating and capital expenses are incurred in West African CFA franc (XOF). XOF is pegged to the Euro at a fixed rate of 655.957 per Euro. This effectively means the Company primary currency exposure is to the Euro.

All else being equal, a higher USD/EUR exchange rate will result in lower costs to the Company when measured in its reporting currency of USD.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

US Dollar per Euro

For the three months ended March 31, 2025 the average USD/EUR exchange rate was 1.0522, the lowest was 1.0244, and the highest was 1.0945.

9.	CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial condition, cash flows and results of operations.

10.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES BASIS OF PREPARATION

The Company’s Condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). Other than as noted, the accounting policies applied by the Company in these Condensed Consolidated Financial Statements are the same as those set out in the Allied Gold audited financial statements for the year ended December 31, 2024, except for those discussed below.

New accounting standards and amendments adopted

Amendment to IAS 21 – Effects of Changes in Foreign Exchange

On January 1, 2025, the Company adopted the Amendment to IAS 21 “The Effects of Changes in Foreign Exchange” (“IAS 21”), which specifies how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendment specifies that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendment did not have a significant impact on the Company’s consolidated financial statements.

New accounting standards and amendments to be adopted

IFRS 18 - Presentation and Disclosures of Financial Statements.

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures of Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies. IFRS 18 introduces three new sets of requirements:

•              Improved comparability in the statements of income which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the statements of income and provide new defined subtotals, including operating profit.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

•              Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

•              More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new standard.

Classification and Measurement of Financial Instruments - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026 and are not expected to have an impact on the Company’s financial statements.

Contracts Referencing Nature-Dependent Electricity - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On December 18, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments clarify the factors an entity would consider when assessing whether a renewable electricity contract qualifies for the own-use exemption under IFRS 9, as well as hedge accounting requirements for when a renewable electricity contract is designated as the hedging instrument in a cash flow hedge of forecasted sales or purchases of electricity. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The amendments shall be applied retrospectively, however prior periods need not be restated to reflect the application of the amendments. The Company is currently assessing the impact of the standard on the consolidated financial statements.

The condensed financial statements do not include all of the information required for a complete set of IFRS financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the audited financial statements for the year ended December 31, 2024.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company’s consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the year ended December 31, 2024 are disclosed in note 5 to the Consolidated Financial Statements - Critical Judgements and Estimation Uncertainties.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

11.	NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;
•	AISC per gold ounce sold;
•	Gross profit excluding DA;
•	Sustaining, Expansionary and Exploration Capital Expenditures;
•	Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and
•	EBITDA and Adjusted EBITDA.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs(1), AISC(1), Gross profit excluding DA(1), Sustaining(1), Expansionary(1) and Exploration Capital Expenditures(1), Adjusted Net Earnings (Loss)(1), Adjusted Net Earnings (Loss) per Share(1), EBITDA(1) and Adjusted EBITDA(1), do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs(1) include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DDA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs(1) are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC(1) figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

AISC(1) include cash costs(1) (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC(1) exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC(1) include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC(1) represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs(1) and AISC(1). Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

	For three months ended March 31, 2025				For three months ended March 31, 2024
(In thousands of US Dollars, unless otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$29,218	$26,158	$152,416	$207,792	$33,080	$35,747	$52,689	$121,516
DDA	6,799	1,783	10,375	18,957	6,806	2,334	1,962	11,102
Cost of Sales	$36,017	$27,941	$162,791	$226,749	$39,886	$38,081	$54,651	$132,618
Cash Cost Adjustments
DDA	$(6,799)	$(1,783)	$(10,375)	$(18,957)	$(6,806)	$(2,334)	$(1,962)	$(11,102)
Cost of production of ounces distributed as dividend-in-kind	—	—	9,135	9,135	—	—	—	—
Agbaou Contingent Consideration	—	1,120	—	1,120	—	683	—	683
Silver by-Product credit	(137)	(71)	(48)	(256)	(114)	(44)	(100)	(258)
Total Cash Costs(1)	$29,081	$27,207	$161,503	$217,791	$32,966	$36,386	$52,589	$121,941

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$137	$156	$419	$712	$218	$318	$560	$1,096
Exploration Capital	675	688	113	1,476	1,650	—	—	1,650
Exploration Expenses	445	235	2,432	3,112	174	2,617	2,039	4,830
Sustaining Capital Expenditures	2,452	10,831	1,109	14,392	5,026	946	470	6,442
IFRS 16 Lease Adjustments	322	322	—	644	—	26	—	26
Total AISC(1)	$33,112	$39,439	$165,576	$238,127	$40,034	$40,293	$55,658	$135,985

Gold Ounces Sold(8)	20,924	18,563	92,033	131,520	21,304	18,964	44,868	85,136
Gold Ounces Sold excluding ounces distributed as dividend-in-kind	20,924	18,563	83,878	123,365	21,304	18,964	44,868	85,136

Cost of Sales per Gold Ounce Sold	$1,721	$1,505	$1,941	$1,838	$1,872	$2,008	$1,218	$1,558
Cash Cost(1) per Gold Ounce Sold	$1,390	$1,466	$1,755	$1,656	$1,547	$1,919	$1,172	$1,432
AISC(1) per Gold Ounce Sold	$1,582	$2,125	$1,799	$1,811	$1,879	$2,125	$1,240	$1,597

GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA(1) because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results and Section 4: Review of Operations and Mine Performance, for the relevant mines.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the financial measures “Adjusted Net Earnings (Loss)”(1) and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share”(1) to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) related to the reverse takeover transaction events and other items,
•	Gains (losses) on the revaluation of historical call and put options,
•	Unrealized Gains (losses) on financial instruments and embedded derivatives,
•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•	Gains (losses) on sale of assets,
•	Unrealized foreign exchange gains (losses),
•	Share-based (expense) and other share-based compensation,
•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•	Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,
•	One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,
•	Non-recurring provisions,
•	Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods’ results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Earnings (Loss) to attributable to Shareholders of the Company to Adjusted Net Earnings can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and “Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

EBITDA(1) is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA(1), excluding non-recurring items, items not related to a particular periods and/ or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) on the revaluation of historical call and put options,
•	Unrealized Gains (losses) on financial instruments and embedded derivatives,
•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•	Gains (losses) on sale of assets,
•	Unrealized foreign exchange gains (losses),
•	Share-based (expense) and other share-based compensation,
•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•	Non-recurring provisions,
•	Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA(1) and Adjusted EBITDA(1) provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods’ results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA(1), which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

	For three months ended March 31,
(In thousands of US Dollars)	2025	2024
Net Earnings (Loss)	$39,937	$(842)
Finance costs, net	$5,310	$5,637
DDA	18,957	11,102
Current income tax expense	27,700	8,486
Deferred income tax expense	11,344	4,979
EBITDA(1)	$103,248	$29,362

	For three months ended March 31,
(In thousands of US Dollars)	2025	2024
EBITDA(1)	$103,248	$29,362
Loss on revaluation of financial instrument	14,116	1,783
Share-based compensation	4,107	2,127
Other Adjustments	12,363	2,082
Adjusted EBITDA(1)	$133,834	$35,354

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

12.	CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

This MD&A provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition between March 31, 2025, and December 31, 2024, and results of operations for the three months ended March 31, 2025, and March 31, 2024.

This MD&A has been prepared as of May 7, 2025. This MD&A is intended to supplement and complement the Consolidated Financial Statements prepared in accordance with IFRS. Readers are encouraged to review the Consolidated Financial Statements in conjunction with their review of this MD&A. Certain notes to the Consolidated Financial Statements are specifically referred to in this MD&A. All dollar amounts in the MD&A are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” including “future oriented financial information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this MD&A includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;
•	the Company’s expectations relating to the performance of its mineral properties;
•	the estimation of Mineral Reserves and Mineral Resources;
•	the timing and amount of estimated future production;
•	the estimation of the life of mine of the Company’s projects;
•	the timing and amount of estimated future capital and operating costs;
•	the costs and timing of exploration and development activities;
•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;
•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and
•	the Company’s expectations regarding the payment of any future dividends.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2024, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
•	include an allowance for mining dilution and ore loss.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

Mineral Property	Qualified Person of Mineral Resources	Qualified Person of Mineral Reserves
Sadiola Mine	Shane Fieldgate	Steve Craig
Korali-Sud Mine	Phillip Schiemer	Steve Craig
Kurmuk Project	Phillip Schiemer	Steve Craig
Bonikro Mine	Phillip Schiemer	Esteban Chacon
Agbaou Mine	Phillip Schiemer	Esteban Chacon

Except as otherwise disclosed, all scientific and technical information contained in this MD&A has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”)

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal Controls Over Financial Reporting (“ICFR”)

The Chairman & Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing ICFR or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s internal control framework is designed based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Chairman & Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the design and operating effectiveness of internal controls over financial reporting as defined by NI 52-109 as at March 31, 2025. Based on this evaluation, the Executive Chairman & Chief Executive Officer and Chief Financial Officer concluded that the Company’s ICFR were designed effectively as at March 31, 2025.

There was no change in the Company’s internal control over financial reporting for the three months ended March 31, 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting, with exception of the implementation of a new ERP system at the Company’s Sadiola Mine and Kurmuk Project.

Disclosure Controls and Procedures (“DCP”)

DCP have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is gathered and communicated to senior management to allow timely decisions regarding required disclosure. The Company’s Chairman & Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the DCP, that as at March 31, 2025, the Company’s DCP have been designed to provide reasonable assurance that material information is made known to them by others within the Company.

Control and Procedure Limitations

The Company’s management, including the Chairman & Chief Executive Officer and Chief Financial Officer, believe that any ICFR and DCP, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2025

ENDNOTES

(1)	This is a non-GAAP financial performance measure. A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in Section 11: Non-GAAP Financial Performance Measures.

(2)	Adjustments to net earnings are those attributable to the Shareholders of the Company.

(3)	Net working capital is defined as the excess of current assets over current liabilities. Current liabilities for the purpose of the net working capital calculation exclude the borrowings associated with the Convertible Debenture, which is classified as current as per IAS 1. Holders can convert at any time, but a conversion would not result in a cash outlay for the Company as it would be settled in shares.

(4)	Historically, Cost of sales was presented inclusive of DDA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DDA refers to the sum of DDA of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DDA, divided by ounces sold.

(5)	Each stock option is exercisable into one common share of the Company, upon vesting. Restricted and Deferred share units are fully vested and redeemable into one common share of the Company.

(6)	Working Capital movement refers to the sum of

a.	(Increase) / decrease in trade and other receivables
b.	(Increase) / decrease in inventories
c.	Increase / (decrease) in trade and other payables

(7)	The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

(8)	Included in gold ounces sold are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.

Cost of Sales per Gold Ounces Sold is determined based on ounces considered revenue not including those advanced as a dividend-in-kind, while Cash Costs(1) and AISC(1) are determined based on total sales of gold ounces, including the ounces advanced as a dividend-in-kind, along with the costs of production associated with those ounces.

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